Exhibit 1
Brookfield Asset Management
www.brookfield.com NYSE/TSX: BAM
Q3 INTERIM REPORT TO SHAREHOLDERS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007
Financial Performance
Cash Flow From Operations

	Three months ended September 30		Nine months ended September 30
(US$ MILLIONS, EXCEPT PER SHARE AMOUNTS)	2007	2006	2007	2006

Cash flow from operations
– prior to realization and major disposition gains	$342	$289	$1,274	$786
– total	$321	$368	$1,332	$942
– per share [1]	$0.52	$0.60	$2.17	$1.53

1	Adjusted to reflect three-for-two stock split
Net Income

	Three months ended September 30		Nine months ended September 30
(US$ MILLIONS, EXCEPT PER SHARE AMOUNTS)	2007	2006	2007	2006

Net income
– prior to realization and major disposition gains	$175	$202	$734	$473
– total	$93	$245	$441	$559
– per share [1]	$0.13	$0.40	$0.68	$0.89

1	Adjusted to reflect three-for-two stock split
Letter to Shareholders
We continued to make progress during the quarter in expanding our operations and accomplished a number of key objectives. We have now acquired more than 95% of Multiplex and expect to take up the balance of the shares shortly. This significantly expands the global scale of our asset management activities, adding a full-scale Australian operation, a presence in the Middle East and greater scope to our European business.
Although the third quarter was characterized by high volatility in the financial markets, particularly in the debt markets, our conservative balance sheet, long-term fixed-rate financing, high-quality asset base and associated cash flows, stood us well. The underlying fundamentals in almost all of our operations remain favourable, notwithstanding the variability that we experienced in our operating results this quarter.
PERFORMANCE HIGHLIGHTS
We achieved our targets in most of our operations during the quarter, and exceeded expectations in a few. In particular, we continued to expand our assets under management and recorded increased revenues from these activities. We also realized meaningful gains in our investment activities. Our results were impacted by lower generation levels within our power generation operations due to below average water conditions, continued weakness in the U.S. housing markets, and a strike in the Canadian coastal forest products sector.
Operating cash flow on a year-to-date basis was up substantially. On a comparable basis, third quarter results were $342 million, compared with $289 million last year. The third quarter of 2006 included a $79 million gain on the formation of our Brazil retail fund, which increased last year’s third quarter to $368 million in total.
We continue to be on target to record the highest cash flows in our history. Specifically, our fee base continues to grow. At quarter end, our base management fees on third-party funds, excluding performance fees and carried interests, totalled approximately $90 million on an annualized basis. Furthermore, we accumulated $82 million of additional performance fees and carried interests, during the quarter, that have not been recorded in the cash flows or net income of the company, due to our current accounting conventions.
STRATEGIC INITIATIVES
Multiplex
We recently announced that our offer to acquire Multiplex was unconditional and have since secured over 95% of the outstanding shares. We hope to be in a position to acquire the remaining shares of the company by mid-November. This acquisition adds approximately $6.6 billion of office and retail assets under management. Most of this capital is invested in Australia, in the markets of Sydney, Melbourne, Brisbane and Perth. It also includes approximately $700 million invested in European assets, largely in the UK, but also Germany, which further expands our operations in these areas. Multiplex also operates a large-scale construction business in the Middle East, centred in Dubai.
The Multiplex assets include $3.6 billion of core office and retail properties within nine funds, and a $3 billion high quality office portfolio within the Multiplex Property Trust that we now own as part of the acquisition. As with all our initiatives, we are looking at the best utilization of these assets within our capital platform, and during 2008 will likely establish further funds with these assets. We are in the process of integrating the European operations of Multiplex with our own. This will enable us to expand our capabilities and presence in Europe. And within the construction business, we are expanding our footprint into India.
Brookfield Infrastructure Partners
We continued the process of obtaining the necessary approvals to establish Brookfield Infrastructure Partners and complete the distribution of units to shareholders. We anticipate that the distribution to shareholders will occur in early 2008. This process has taken longer than originally anticipated due in part to our objective to launch Brookfield Infrastructure as a fully invested entity with a select group of operating businesses in the United States, Canada, Brazil and Chile. This resulted in a more complex formation process but will enable shareholders to participate immediately in the returns from these operations, and provides greater visibility to the type of business that we are trying to build. In the long term, we believe the time spent doing this will be worth the effort.
This entity will become our listed specialty issuer for the ownership of select infrastructure assets, excluding property or renewable power generation (hydro or wind) businesses. Brookfield Infrastructure, which we plan to grow through capital issuance, will include other forms of infrastructure that we have owned in the past or which are similar in nature to the relatively low-risk, low-volatility type of assets we like to own. It will be managed and initially 40%-owned by us.
Latin America
We have continued the growth in our Latin American operations, with a particular focus on Brazil and Chile. This includes the formation of new funds, the expansion of our existing operating platforms, and the pursuit of opportunities to enter new infrastructure areas.
We added a number of retail malls to our $800 million Brazil retail real estate fund, bringing the total to 11 centres encompassing 2.6 million square feet. With the closing of these purchases and others expected shortly, we have become one of the largest owners of retail properties in this rapidly consolidating market.
In our Brazilian residential operations, we recently closed the purchase of one of the largest land parcels ever to come to market in Sao Paulo. With over 20 million square feet of potential building density and significant infrastructure already in place, the acquisition will provide us with a stable supply of land in an area with considerable growth potential over the next 10 to 15 years. We have also continued to add to our Brazilian agricultural and timber holdings.
After quarter end, we sold our seats on the Brazilian stock exchange (“Bovespa”) by converting them to common shares which were then monetized. Proceeds to us were approximately $160 million and we expect to record a substantial gain in the fourth quarter.
Office Projects
Office construction projects in Canada continue to move forward. The 265,000-square-foot project at Bankers Court in Calgary is fully leased, and our 1.1 million square foot first phase of Bay Adelaide Centre in Toronto is almost 40% leased. In the U.S., substantial planning continues on our nearly five million square foot commercial development project at West 31st and 9th Avenue, near Penn Station in Manhattan. Three other development projects in Washington, D.C., are also advancing.
In the UK, four development projects at Canary Wharf in London are under construction. This will add 1.3 million
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square feet of premium office space to the Estate. We are also completing construction of a new 800,000 square foot retail mall in High Wycombe, which we expect will be a highly attractive asset for our institutional clients when it is completed early next year. And in Australia, five office construction projects, ranging from a property let to Macquarie Bank, and one to American Express, continue on plan.
Opportunitistic Real Estate Group
Our Opportunistic Real Estate Group acquired a 3.6 million square foot portfolio of commercial properties from JP Morgan Chase for $300 million. The portfolio is comprised of 52 properties across the U.S. As part of this transaction, JP Morgan Chase signed a long-term lease-back agreement for almost 80% of the space.
This was the second portfolio of office properties acquired from JP Morgan in less than a year, bringing the total assets purchased from them to nearly nine million square feet. A number of other smaller acquisitions and dispositions were completed during the quarter.
We have also begun to assemble a team to start investing in real estate in Asia. Based in Hong Kong, we have initially targetted to invest a wholly-owned fund. Our objective is to continue to expand our local and regional resources and position ourselves to raise capital from institutional clients once we build the appropriate resources to ensure best-in-class operations.
Publicly Traded Common Stocks
We liquidated some of our publicly traded equity securities to capture values that had appreciated in the capital markets, and to protect against excessive volatility. This gave rise to disposition gains during the quarter and supplements our liquidity as we pursue attractive opportunities in the current environment.
OPERATING HIGHLIGHTS
Core Office
Our core office operations contributed total operating cash flow of $340 million during the quarter compared with $182 million in the same period last year. This increase is largely due to the contribution from a large portfolio acquired in late 2006, but also reflects increased net rental income from existing properties.
North American rents are still at decade highs and vacancies at record lows. We have seen no major signs of tenants retrenching. The New York and Calgary markets have performed very well and fundamentals remain strong in almost all of our markets in North America. In London, rent increases and vacancy decreases are similar to those of New York. The Australian market continues to be strong, supported by a vibrant resource sector, similar to that of western Canada.
Occupancy rates are over 95% across our North American properties, with New York at 97%, and more than 1.3 million square feet of space was leased during the quarter. In Australia, we recently signed a major lease with BHP Billiton to take close to 500,000 square feet representing 70% of a new office property to be built on a site we own in Perth. Occupancy rates across the Australian portfolio stand at 99% and exceed 97% at our UK properties. The high quality of our properties enables us to continue executing our strategy of locking in cash flows on a long-term basis with high quality tenants.
Residential
Housing sales in Canada, particularly in Alberta, continue to be extremely strong. The Alberta market is showing continued growth, based primarily on significant investments in the energy sector and on strong markets for agricultural commodities. Our operations in these markets had a record performance for the quarter, with strong margins despite the fact that price increases have flattened and that there are cost pressures within the extremely robust Alberta marketplace.
Conversely, the U.S. residential housing markets continued to weaken in the third quarter as industry inventories of resale and new homes for sale continue to be at historic highs. Despite price declines for new homes, homebuyer activity is expected to remain weak until a market balance is restored. We were able to maintain margins in these operations similar to the second quarter, however our volumes were lower and we recorded a modest impairment charge in respect of a couple of our higher cost land positions. In general, though, we have benefited from our long-term approach to entitlements and the use of options to establish a relatively low-cost land position.
The Brazilian housing markets achieved continued growth. With interest rates trending downward, the positive fundamentals in this market continue to develop. We recorded increases in the value and in the number of units sold compared to last year’s third quarter.
Power Generation
The northeast of North America experienced a warm, dry summer and early fall. The unfortunate result of this was that it
Brookfield Asset Management | Q3 /2007 Interim Report      3

generated lower than normal precipitation. As a result, overall generation levels from our hydroelectric facilities were 20% below the levels experienced during the same quarter last year. Power revenues were lower than expected, somewhat offset by higher realized prices. This led to a reduction in operating cash flow from our power operations to $105 million during the third quarter compared with $122 million in the same period in 2006. The lower generation levels from existing facilities were partially offset by production from new facilities. Total hydroelectric generation was 2,042 gigawatt hours during the quarter compared with 2,452 gigawatt hours last year.
We continue to expand our presence in Brazil. We acquired a portfolio of hydroelectric generating facilities and new-build hydro development opportunities located in Southeast Minas Gerais, for approximately $130 million. The portfolio consists of 11 operating hydroelectric stations with a current operating capacity of 45 megawatts, as well as a 188 megawatt pipeline of hydro development projects. With this acquisition, our installed capacity of renewable hydro in Brazil increased from 250 megawatts to 295 megawatts, and our development pipeline increased to almost 700 megawatts. All the power produced by the operating plants is sold under long-term power purchase agreements. We have also continued to expand our operations, with the continued construction of four power plants totalling 81 megawatts proceeding on schedule.
In the U.S., we completed the acquisition of a 12 megawatt hydroelectric facility in upstate New York. The facility has a capacity to generate 60 gigawatt hours of energy annually, which will be sold under a 10-year purchase agreement. Subsequent to quarter end, we also acquired two hydroelectric generating facilities in Northeast British Columbia. The run-of-river facilities have a combined installed capacity of eight megawatts and produce approximately 29 gigawatt hours of energy annually. All the power generated by the facilities is sold under long-term purchase agreements with B.C. Hydro.
Infrastructure
Our timberland operations generated cash flow of $47 million during the third quarter compared with $24 million during the same period last year. The current quarter results include $22 million of cash flow from our recently acquired timberlands in the Pacific Northwest.
Our timber operations faced a challenging quarter due to the weakness in the U.S. homebuilding market, an industry-wide strike in Western Canada and the impact of the higher Canadian dollar on the cost structure of our Canadian operations. Nonetheless, our west-coast Canadian business increased its contribution to cash flow. The recent resolution of the strike will enable us to return to normal production levels in the fourth quarter, although the weakness of the U.S. homebuilding market is expected through 2008.
Our transmission infrastructure operations contributed net operating cash flows of $13 million, in line with expectations. Total operating cash flows for the third quarter included our Chilean operations on an equity accounted basis, whereas the results for last year reflect them on a fully consolidated basis. This was a result of a change in accounting presentation that became effective on June 30, 2007. The contribution to our net operating cash flow and net income is unchanged.
Our current transmission systems are all operating close to plan, and market conditions remain favourable, as the combination of stable regulatory regimes and strong economic growth have led to attractive returns from existing operations and opportunities to deploy further capital.
We continue to pursue opportunities to expand our networks in North and South America through both acquisitions and developments. In Ontario, as part of a review process launched by the Ontario Power Authority on the supply of electricity for the Greater Toronto Area, we have submitted a number of proposals to expand our operations through new developments. In Chile, progress is being made on a number of expansions to the grid. These expansions, located in southern Chile, could provide the opportunity to invest substantial additional capital in this favourable regulatory regime.
We continue to look at a number of other forms of infrastructure, with the objective of adding both operating teams and assets to our Infrastructure Group.
Specialty Funds
Our specialty funds group continued to expand both the level of activity and assets under management.
Our Restructuring Group sold its shares of Stelco to U.S. Steel. We realized proceeds equal to eight times our original investment. Our share of the gain, expected to be recorded in the fourth quarter, will be approximately $250 million, and we expect this will also have a favourable impact on the performance income earned by us for managing our Tricap Restructuring Fund.
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We continue to invest capital on behalf of Tricap II, our $1 billion restructuring fund, launched at the end of 2006. Recent investments include businesses in oil and gas extraction and services, manufacturing and forest products. We have already monetized one initial investment at favourable returns and are assessing a number of opportunities that have arisen due to recent distress in the U.S. homebuilding sector, as well as disruption in the credit markets.
Our Bridge Lending Group exceeded its return targets, advanced a number of new loans and expects to see more opportunities as credit markets continue to tighten.
Our Commercial Real Estate Finance Fund continued to deploy capital during the quarter on a favourable basis and was not overly impacted by the credit market disruption.
Our advisory business is on track for its most successful year. We completed a number of mandates for clients, including participation in many of the larger Canadian real estate transactions. We now focused on expanding these operations internationally to capitalize on many of the relationships we continue to build.
CORPORATE DEVELOPMENT AND CAPITAL INITIATIVES
During the quarter, we refinanced One Liberty Plaza in lower Manhattan, with an $850-million, 6.1% mortgage. This resulted in net cash proceeds after repayment of the mortgage of approximately $400 million, enabling us to monetize a portion of the appreciation in value of this Class A property. We also recently closed our financing for the purchase of Multiplex in the midst of the credit issues of the past months. The financial institutions involved in these, and many other transactions with us, were extremely supportive, and we thank them for their efforts.
In late September, we held our annual investor day in New York and presented a high-level view of our strategy to investors. The presentation and transcript are available on our web site, and we encourage all investors who could not attend, to review these documents.
Our board of directors declared a quarterly dividend of $0.12 per share, payable on February 29, 2008 to shareholders of record at the close of business on February 1, 2008.
SUMMARY AND OUTLOOK
We made progress on a number of initiatives that should help to generate continued growth in coming years. Our current priorities remain the same, and we believe that we will see many opportunities come to us over the next 12 months due to the state of the credit markets. We believe we are well prepared to capitalize on them.
As always, we are appreciative of your continuing support and will endeavour to invest your capital in a prudent manner to achieve attractive returns over the long term.
We are always interested in your comments and ideas, so please feel free to contact us.
Yours truly,
J. Bruce Flatt
Managing Partner
Brookfield Asset Management | Q3 /2007 Interim Report     5

Cautionary Statement Regarding Forward-Looking Statements
This Interim Report to Shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements” within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this report, in other filings with Canadian regulators or the SEC or in other communications. These forward-looking statements include among others, statements with respect to the outcome of the proposed takeover of Multiplex, the proposed distribution of Brookfield Infrastructure Partners, our financial and operating objectives and strategies to achieve those objectives, capital committed to our funds, the potential growth of our asset management business and the related revenue streams therefrom, statements with respect to the prospects for increasing our cash flow from or continued achievement of targetted returns on our investments, as well as the outlook for the company’s businesses and for the Canadian, United States and global economies and other statements with respect to our beliefs, outlooks, plans, expectations, and intentions.
The words “believe”, “expect”, “think”, “potentially”, “principally”, “tend”, “primarily”, “look”, “generally”, “represent”, “anticipate”, “position”, “intend”, “estimate”, “should”, and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “may”, “will”, “should”, “likely”, “would” or “could”, which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Although Brookfield Asset Management believes that the proposed takeover of Multiplex, the proposed distribution of Brookfield Infrastructure Partners, and the company’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; attainment of approval from the SEC, Canadian provincial securities regulators and other regulatory bodies for the distribution of units of Brookfield Infrastructure Partners, which has not yet been received; market demand for an infrastructure company, which is unknown; ability to compete for new acquisitions in the competitive infrastructure space; availability of equity and debt financing; strategic actions including dispositions; the ability to effectively integrate acquisitions into existing operations and the ability to attain expected benefits; the company’s continued ability to attract institutional partners to its Specialty Investment Funds; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States included in the Annual Information Form under the heading “Business Environment and Risks”.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
Cautionary Statement Regarding Use of Non-GAAP Accounting Measures
Although our financial results are determined in accordance with Canadian generally accepted accounting principles (“GAAP”), the basis of presentation throughout much of this report differs from GAAP in that it is organized by business unit and utilizes operating cash flow as an important measure. This is reflective of how we manage the business and, in our opinion, enables the reader to better understand our affairs. We provide a reconciliation between the basis of presentation in this section and our consolidated financial statements in the Consolidated Financial Analysis section, and we provide a full reconciliation between operating cash flow and net income in Management’s Discussion and Analysis of Financial Results. Readers are encouraged to consider both measures in assessing Brookfield’s results.
Business Environment and Risks
Brookfield’s financial results are impacted by: the performance of each of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. These factors are described in our annual report and our annual information form, both of which are available on our web site and at www.sedar.com.
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Management’s Discussion and Analysis of Financial Results
INTRODUCTION
This section contains management’s discussion and analysis of our financial results (“MD&A”) which is intended to provide you with an assessment of our performance for the three month and nine month periods ended September 30, 2007 compared to the comparable periods in the prior year, as well as our financial position and future prospects. The discussion and analysis of our financial results is organized to present assets under management, the assets beneficially owned by us, the net capital invested by us in each of our operations, and the operating cash flow that is produced from our invested capital and our fee generating activities.
The information in this section should be read in conjunction with our unaudited financial statements, which are included on pages 51 through 60 of this report, and the MD&A and consolidated financial statements contained in our most recent annual report. Additional information is available on the Corporation’s web site at www.brookfield.com and on SEDAR’s web site at www.sedar.com. Unless the context indicates otherwise, references in this section of the interim report to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. All figures are presented in U.S. dollars, unless otherwise noted.
The discussion and analysis of our results is organized into six sections: an overview of our performance; our assets under management and associated income across the organization; each of our principal operating platforms and the funds within each of these platforms; our liquidity and capital resources; our consolidated financial statements; and supplemental information.
We present invested capital and operating cash flows on a “total” basis, which is similar to our consolidated financial statements and a “net” basis. Net invested capital and net operating cash flows are, with the exception of the operations of Brookfield Properties Corporation, presented on a deconsolidated basis meaning that assets are presented net of associated liabilities and non-controlling interests, and net cash flows represent operating income less carrying charges associated with related liabilities and cash flow attributable to related non-controlling interests. This basis of presentation is intended to enable the reader to better understand the net capital that we have invested in our various businesses and the associated operating cash flows, and is reflective of how we manage our business.
OVERVIEW OF PERFORMANCE

	Three months ended September 30		Nine months ended September 30
(US$ MILLIONS, EXCEPT PER SHARE AMOUNTS)	2007	2006	2007	2006

Cash flow from operations
– prior to realization and major disposition gains	$342	$289	$1,274	$786
– total	$321	$368	$1,332	$942
– per share [1]	$0.52	$0.60	$2.17	$1.53

1	Adjusted to reflect three-for-two stock split
Cash flow from operations on a year-to-date basis increased substantially. Cash flow from operations prior to realization and major disposition gains for the third quarter increased 18% to $342 million, compared to $289 million last year. Total cash flow from operations for the third quarter was $321 million compared with $368 million last year.
We recorded improved results across most of our property operations, and from our equity securities investment activities. We continued to make progress in expanding our assets under management and increased the annualized level of base fee revenues and potential performance fees and carried interest participation. At the same time, however, our results were adversely impacted by lower contributions from our power generation facilities due to lower water levels as well as continuing weakness in the U.S. housing markets and an industry strike in the Western Canada coastal forestry sector. While we are disappointed with the negative components of our results, we recognize that in most cases they are the result of expected cyclicality and remain confident that our operations are well positioned to contribute stable and meaningful growth in operating cash flows and values when measured over the long term.
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The following tables summarizes major realization and disposition gains included in operating results:

	Cash Flow From Operations				Net Income
FOR THE PERIODS ENDED SEPTEMBER 30	Three months ended		Nine months ended		Three months ended		Nine months ended
(MILLIONS)	2007	2006	2007	2006	2007	2006	2007	2006

Reported results, prior to realization and major disposition gains, net	$342	$289	$1,274	$786	$175	$202	$734	$473
Realization gains / losses
Core office properties – property sales	7	—	184	44	7	—	184	44
– debt breakage costs	(27)	—	(27)	—	(27)	—	(27)	—
Residential land provision	(42)	—	(42)	—	(42)	—	(42)	—
Fund formation gains	—	79	—	105	—	79	—	105
Norbord special dividend	—	—	—	29	—	—	—	—
Banco Brascan joint venture gain	—	—	27	—	—	—	27	—
Disposition gains included in opening retained earnings	—	—	—	—	(66)	—	(331)	—
Less: Income taxes and non-controlling interests of others	41	—	(84)	(22)	46	(36)	(104)	(63)

Reported results, including net realization and major disposition gains	$321	$368	$1,332	$942	$93	$245	$441	$559

Year-over-year increase / (decrease)	18%		62%		(13)%		55%

On a comparable basis, net income prior to realization and major disposition gains for the third quarter was $175 million compared with $202 million last year. For comparison purposes, net income prior to realization and major investment gains included $66 million ($331 million year-to-date) of investment income that has been recorded in opening retained earnings as opposed to current period income, due to a prescribed change in accounting policies. In addition, depreciation on newly acquired assets reduced income by a further $76 million in the quarter ($217 million year-to-date). The depreciation is significantly higher than projected annualized sustaining capital expenditures for these assets, due to their high quality, long life and value appreciation potential. This is why we focus on operating cash flow as a more appropriate measure in managing our operations and measuring performance.

	Three months ended September 30		Nine months ended September 30
(US$ MILLIONS, EXCEPT PER SHARE AMOUNTS)	2007	2006	2007	2006

Net income
– prior to realization and major disposition gains	$175	$202	$734	$473
– total	$93	$245	$441	$559
– per share [1]	$0.13	$0.40	$0.68	$0.89

1	Adjusted to reflect three-for-two stock split
Net income for the quarter including all items was $93 million compared to $245 million in the third quarter of 2006. The decline reflects the depreciation noted above, as well as lower amounts of realization and major disposition items recorded this year versus last year. In addition, $66 million of disposition gains have been recorded in opening retaining earnings as opposed to current period income, due to a prescribed industry-wide change in accounting policies.
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The following table presents our financial position and operating cash flows on a segmented basis:

						Three months ended				Nine months ended
	Assets Under	Invested Capital				Operating Cash Flow				Operating Cash Flow
	Management	Total		Net		Total		Net		Total		Net
AS AT, FOR THE THREE AND NINE MONTHS ENDED	Sept. 30	Sept. 30	Dec. 31	Sept. 30	Dec. 31	September 30		September 30		September 30		September 30
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	2007	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006

Asset management income						$96	$64	$96	$64	$323	$187	$323	$187
Operating assets
Property	$27,806	$23,918	$22,144	$5,752	$5,556	389	380	149	245	1,436	999	653	607
Power generation	6,287	6,287	5,390	1,463	1,368	105	122	20	59	463	478	208	271
Infrastructure	6,658	4,417	4,333	1,546	864	65	80	27	17	278	156	90	65
Specialty investment funds	28,710	1,995	1,797	1,214	1,182	23	29	19	24	146	97	107	87
Investments	4,848	4,848	3,450	1,562	1,404	87	41	42	19	200	87	115	26
Cash and financial assets	2,990	2,990	1,673	2,398	1,149	215	144	211	133	637	328	629	312
Other assets	2,018	2,018	1,921	2,018	1,921	—	—	—	—	—	—	—	—

	$79,317	46,473	40,708	15,953	13,444	980	860	564	561	3,483	2,332	2,125	1,555
Financial obligations
Corporate borrowings / interest		(2,482)	(1,507)	(2,482)	(1,507)	(41)	(31)	(41)	(31)	(102)	(93)	(102)	(93)
Property-specific mortgages / interest		(18,288)	(17,148)	—	—	(312)	(178)	—	—	(894)	(464)	—	—
Subsidiary borrowings / interest		(4,541)	(4,153)	(674)	(668)	(80)	(58)	(16)	(18)	(214)	(136)	(47)	(49)
Other liabilities / operating expenses		(8,341)	(6,497)	(2,221)	(1,771)	(102)	(93)	(100)	(65)	(363)	(299)	(312)	(214)
Capital securities / interest		(1,577)	(1,585)	(1,577)	(1,585)	(21)	(24)	(21)	(24)	(66)	(72)	(66)	(72)
Non-controlling interests in net assets		(4,046)	(3,734)	(1,801)	(1,829)	(103)	(108)	(65)	(55)	(512)	(326)	(266)	(185)

Net assets / operating cash flow		7,198	6,084	7,198	6,084	321	368	321	368	1,332	942	1,332	942
Preferred equity / distributions		(870)	(689)	(870)	(689)	(13)	(7)	(13)	(7)	(32)	(27)	(32)	(27)

Common equity / operating cash flow		$6,328	$5,395	$6,328	$5,395	$308	$361	$308	$361	$1,300	$915	$1,300	$915

Per share [1]		$11.17	$9.37	$11.17	$9.37	$0.52	$0.60	$0.52	$0.60	$2.17	$1.53	$2.17	$1.53

1	Adjusted to reflect three-for-two stock split
Operating Cash Flow
We discuss our operating results in more detail on a segment-by-segment basis within the Review of Operating Platforms starting on page 16. The principal highlights are as follows:
Asset management fees and carried interests increased to $96 million in the third quarter of 2007 compared with $64 million in 2006. The increase is due to the continued growth of our asset management activities through the formation of new funds and higher property services fees during the quarter. At quarter end, our base management fees total approximately $90 million on an annualized basis. Furthermore, we accumulated $82 million of additional performance fees and carried interests during the quarter, that were not recorded in the cash flows or net income of the company due to our current accounting conventions.
Property operations contributed total operating cash flow of $389 million compared with $380 million for the third quarter of 2006. Our core property operations results reflect a major U.S. portfolio acquisition in late 2006 and a higher level of realization gains in addition to stable growth from our existing properties. Residential operations benefitted from continued strength in Canada and Brazil, however a weaker environment in the United States led to a negative contribution following a writedown in value of some of our land holdings.
Total operating cash flow from our power generation operations was $105 million, a decrease of $17 million from over the same period in 2006. The decrease is due to lower generation during the quarter, offset in part by higher realized prices and the contribution from recently acquired and completed facilities. Hydrology conditions during the quarter were below long-term averages, in contrast to conditions in the comparable quarter last year that were well above long-term averages. Water storage levels for this time of year are consistent with long-term averages, which should enable us to achieve our generation targets for the remainder of the year assuming normal water inflow conditions prevail.
The contribution from our infrastructure operations was lower in the current quarter than in the third quarter of 2006. Our timber operations experienced lower demand for logs due to the U.S. homebuilding industry slowdown and an industry strike by Canadian forestry workers. The strike ended in late October and early November which will lead to a resumption of normal activities; however,
Brookfield Asset Management | Q3 /2007 Interim Report      9

the weakness in the U.S. homebuilding sector is expected to persist through the balance of 2007 and well through 2008 and will impact domestic demand for high quality timber. Fortunately, our operations are well positioned to sell a portion of our high quality logs into other markets. Our transmission operations continued to produce strong and stable cash flows consistent with our expectations. The total operating cash flow reported by our Chilean operations declined due to a change in accounting presentation, however, this has no impact on the net contribution.
Specialty investment funds, which include our bridge lending, restructuring, real estate finance and public securities operations generated net operating cash flow of $19 million in the quarter, compared with $24 million in the same period in 2006. Strong progress across the funds was offset by losses at a Canadian forest products company held within our restructuring fund due to the strike. We made continued progress in investing capital of our follow-on restructuring and bridge lending funds and concluded the successful restructuring of our investment in Stelco Inc., which is expected to result in the recognition of a pre-tax gain of approximately $250 million in the fourth quarter and a meaningful performance income to us as manager of the fund.
The net operating cash flow generated by our private equity investments increased to $42 million from $19 million in the same period in 2006, due to increased earnings from our insurance operations as well as the contribution from containerboard operations acquired in the second quarter. Income from our cash and financial assets increased to $211 million from $133 million, and includes a gain of $66 million on the partial monetization of an exchangeable debenture in the current quarter.
Total carrying charges on corporate and subsidiary borrowings and capital securities totalled $142 million in the third quarter of 2007 compared with $113 million in 2006. The increase is due to a higher level of corporate borrowings during the third quarter as well as the impact of the higher Canadian dollar on capital securities, which are issued primarily in that currency. Interest expense on property-specific mortgages increased to $312 million from $178 million which reflects debt associated with the U.S. core office portfolio acquisition in late 2006, and the acquisition of Pacific Northwest timber assets in the second quarter of 2007.
Operating expenses, which in the summary table include current tax expenses, were higher in 2007, reflecting increased activity within our expanded operating platform. Operating cash flows attributable to non-controlling interests were higher in 2007, reflecting the interests of other shareholders in the higher level of operating cash flows recorded by partially owned entities.
Net Income
Net income was $93 million in the third quarter of 2007 compared to $245 million in the third quarter of 2006. The decline reflects the decreases in operating cash flow. Furthermore, net income excludes the aforementioned gains on sales of the exchangeable debentures. In addition, we are recording substantial depreciation and amortization with respect to assets purchased since the third quarter of 2006. In our view, these assets have the potential to generate cash flows higher than those recorded in the third quarter of 2007, will appreciate in value over time and require sustaining capital expenditures well below the amount of depreciation and amortization being recorded. Net income is reconciled to cash flow as set forth below:

FOR THE PERIODS ENDED	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2007	2006	2007	2006

Operating cash flow and gains	$321	$368	$1,332	$942
Less: dividends from equity accounted investments	(5)	(5)	(15)	(61)
exchangeable debenture gain	(66)	—	(331)	—

	250	363	986	881
Non-cash items, net of non-controlling interests
Depreciation and amortization	(250)	(136)	(740)	(367)
Equity accounted losses from investments	—	(7)	(68)	(26)
Future income taxes	11	(49)	(123)	(206)
Provisions and other	(33)	4	(17)	94
Non-controlling interests	115	70	403	183

Net income	$93	$245	$441	$559

As mentioned above, we recorded substantial depreciation with respect to assets acquired since the third quarter of 2006. In particular, the U.S. core office portfolio and the Pacific Northwest timberlands contributed $112 million of depreciation in aggregate, towards the overall increase of $114 million from the same quarter last year.
We recorded net equity accounted earnings of $nil during the quarter from our investments, which included Norbord and Stelco in the third quarter of 2007 and Norbord, Fraser Papers and Stelco in the third quarter of 2006. Norbord continues to face a weak price
10     Brookfield Asset Management | Q3 /2007 Interim Report

environment for its principal products, in addition to higher input costs. We increased our interest in Fraser Papers to 56% during the quarter and began to consolidate our interest at that time.
Future income taxes represent non-cash charges in respect of GAAP prescribed tax obligations and were lower relative to the prior period which included a charge in respect of changes in applicable tax rates. Other provisions represent non-cash revaluation items that we exclude from operating cash flow and are discussed in more detail under the review of the Consolidated Statements of Income.
Financial Position
The following table summarizes key elements of our consolidated financial position at the end of September 30, 2007, June 30, 2007 and December 31, 2006:

(MILLIONS)	September 30, 2007	June 30, 2007	December 31, 2006

Consolidated assets	$46,473	$44,029	$40,708
Net invested capital	15,953	14,965	13,444
Common equity — book value	6,328	6,337	5,395
Common equity — market value	23,946	24,926	19,947

The growth in consolidated assets since year end reflects acquisitions of property, power generation, infrastructure and private equity investments, as well as market value appreciation of financial assets. The book value of net invested capital (i.e. assets less associated liabilities and non-controlling interests) increased by $2.5 billion overall, which reflects increases in our net capitalization due to the issuance of long-term debt, preferred shares and a $0.9 billion increase in common share equity.
The $0.9 billion increase in the book value of our common equity was due to net income retained after dividends as well as the accrual of previously unrecorded investment gains pursuant to new accounting standards. The market value of our common equity was $23.9 billion at quarter end, up from $19.9 billion at the end of 2006 but lower than the $24.9 billion value at June 30, 2007. The changes were due primarily to fluctuations in the share price as the number of common shares outstanding over the period was largely unchanged.
Outlook
The outlook for the balance of 2007 is positive. The fundamentals in most of our businesses remain positive. We continue to experience high levels of occupancy in our office properties, and leasing activity in most of our markets is strong. Our Canadian and Brazilian residential businesses continue to experience strong demand, although the slowdown in the U.S. homebuilding markets is expected to persist well into 2008.
Water storage levels are generally in line with seasonal averages throughout our hydroelectric power generation portfolio, which positions us to achieve targetted generation levels in the fourth quarter and net operating cash flow in line with the same quarter last year. Transmission operations typically produce a stable level of cash flow each quarter without seasonal fluctuations.
We expect to record two major realization gains during the quarter. On October 31, 2007, we sold our shares of Stelco to U.S. Steel. Our Tricap Restructuring Fund was the largest shareholder of Stelco, having taken the company out of a formal restructuring process, and played a leadership role in the sale process. We expect to record a pre-tax gain of approximately $250 million on the sale.
Also on October 31, 2007, a secondary offering of the major Brazilian stock exchange (the “Bovespa”) closed. The Bovespa was taken public through an initial public offering that raised $3.7 billion. We owned a number of seats on the Bovespa and received proceeds of approximately $160 million, and we expect to record a substantial gain on the disposition.
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ASSET MANAGEMENT
The tables in this section present assets under our management, which include assets managed for others as well as assets owned by and managed for ourselves. The tables include total assets, the amount of investment capital (i.e. net of debt) and the amount of capital that we and others have committed to invest in funds, both on an aggregate basis and also excluding our own capital. The tables differentiate between fee bearing assets under management, which are grouped in turn into broad strategies, and assets that are directly held and not currently subject to asset management arrangements.
We have organized the information in this section based on the investment strategy and fund entity, whereas the balance of our discussion and analysis is organized by operating platform and investment strategy. This is intended to provide readers with a better understanding of the income generating potential of our various asset management activities, which varies by strategy, and to enable readers to better understand the assets and capital that we have invested in various funds that generate asset management income.
Assets Under Management
The following table presents the book values of total assets and capital under management at the end of September 30, 2007 and December 31, 2006, including the interests of Brookfield and our co-investors. A breakdown of these balances by individual fund is presented on page 15, and further details on the activities within these funds, including these financial positions and operating results, are presented throughout the Review of Operating Platforms beginning on page 16.

	September 30, 2007			December 31, 2006
		Net Invested	Committed		Net Invested	Committed
(MILLIONS)	Assets	Capital	Capital[1]	Assets	Capital	Capital[1]

Fee bearing assets
Core and core plus	$19,170	$6,777	$8,125	$20,390	$7,028	$7,329
Opportunity and restructuring	3,277	1,138	2,329	2,863	714	2,152
Listed securities and fixed income	21,588	21,292	21,292	20,460	20,403	20,403

Total fee bearing assets / capital	44,035	29,207	31,746	43,713	28,145	29,884
Directly held non-fee bearing assets / capital	35,282	13,324	13,324	27,408	10,822	10,822

Total assets / capital — at book values	$79,317	$42,531	$45,070	$71,121	$38,967	$40,706

1	Includes incremental co-investment capital
Net capital invested in core and core plus funds declined since year end due to monetizations within earlier vintage funds while committed capital increased reflecting the larger size of the follow-on funds closed during the year. Net invested capital and committed capital increased in our other two broad strategies, reflecting continued investing and fund raising activity.
Total assets under management increased to approximately $79.3 billion from $71.1 billion at the end of last year due largely to an increase in directly-held assets. Directly held non-fee bearing assets represent assets which are not currently subject to fee bearing asset management arrangements. Most of the assets pre-date the creation of our current institutional funds, while some were more recently acquired to supplement existing platforms, or in anticipation of new funds being created. Directly held assets increased by $7.9 billion to $35.3 billion due to the acquisition of our Pacific Northwest timberlands and additional core office and power generation assets.
The following table presents the assets and capital within our funds and operations as managed on behalf of co-investors, excluding our share, on a book value basis:

	September 30, 2007			December 31, 2006
		Net Invested	Committed		Net Invested	Committed
(MILLIONS)	Assets	Capital	Capital[1]	Assets	Capital	Capital[1]

Fee bearing assets
Core and core plus	$19,170	$4,300	$5,214	$20,390	$4,609	$4,843
Opportunity and restructuring	3,277	501	1,351	2,863	177	617
Listed securities and fixed income	21,588	21,216	21,216	20,460	20,333	20,333

Total fee bearing assets / capital	$44,035	$26,017	$27,781	$43,713	$25,119	$25,793

1	Includes incremental co-investment capital
12     Brookfield Asset Management | Q3 /2007 Interim Report

Fee bearing committed capital increased to $27.8 billion from $25.8 billion at year end. The increase is due primarily to the formation of our second bridge lending fund, with committed capital of approximately $1 billion and additional fixed income and listed securities mandates, as well as an increase in existing opportunity funds.
One of our most important objectives is to substantially increase the amount of assets and capital under management to generate increased income from fees and carried interests.
Asset Management Income
Revenues from asset management activities, including property services and investment fees, totalled $96 million during the third quarter of 2007, compared with $64 million during the third quarter of 2006. The increase is due to a higher level of assets under management during the period and associated activity, which gave rise to increased base management fees as well as a higher level of transaction fees. The nine month results for 2007 include a substantial fee recorded in the first quarter that arose from our efforts to establish a retail property fund and the origination of an associated bridge loan. Continued expansion of our asset management activities should result in an increasing level of income, which, over time, should provide a very meaningful and stable component of our overall operating cash flows.

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2007	2006	2007	2006

Asset management income and fees	$25	$23	$155	$63
Property services fees	62	37	147	112
Investment fees	9	4	21	12

	$96	$64	$323	$187

Asset Management Income and Fees
The following table summarizes asset management income and fees generated for the third quarters in 2007 and 2006. The total amount represents the fees and income generated by the assets and capital under management on a 100% basis whereas the net amount represents only the amount earned by Brookfield on the assets and capital managed on behalf of third parties (i.e. it excludes fees and income generated on our own capital that are eliminated in preparing our financial statements in accordance with GAAP).

	Total Income and Fees		Net to Brookfield[1]
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2007	2006	2007	2006

Base management fees	$36	$25	$24	$16
Transaction fees	—	2	—	2
Performance returns	1	5	1	5

	$37	$32	$25	$23

1	Excludes income related to Brookfield’s invested capital
Base management fees increased by nearly 50% due to the establishment of new funds. As at September 30, 2007, our share of the base management fees on established funds represents approximately $90 million on an annualized basis.
We earn performance fees and carried interests in a number of our core and opportunistic funds in respect of performance that exceeds certain pre-established return thresholds. Earnings of this nature are typically not recorded until the end of the relevant measurement period or at such time as the amount is no longer subject to adjustment based on future events, such as a claw back.
To date, we have recognized only a nominal amount of performance income in our GAAP financial statements and corresponding operating cash flow as a number of our funds are still in their early stages, and accordingly, a significant portion of the performance returns associated with these funds is subject to clawback. As our funds mature, we expect to be able to recognize an increasing portion of these accumulated fees. The following table includes performance returns that we believe have accumulated based on performance to date, but which have not yet been recorded in our financial statements.
Brookfield Asset Management | Q3 /2007 Interim Report      13

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2007	2006	2007	2006

Accumulated performance returns
Opening balance	$72	$—	$54	$—
Accumulated during the period	82	14	109	19
Fees recognized in earnings	(1)	(5)	(10)	(10)

Total accumulated performance returns	$153	$9	$153	$9

Performance within our funds has resulted in the accumulation of $153 million of potential performance income as at September 30, 2007, of which $82 million accumulated during the current quarter. We estimate that approximately $25 million of direct expenses will arise on the realization of these amounts. The average remaining duration of the funds on which this accumulated income may be realized is six years.
Asset management income by strategy is as follows:

	Total Income and Fees		Net to Brookfield[1]
FOR THE THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	2007	2006	2007	2006

Core and core plus	$14	$12	$10	$9
Opportunity and restructuring	9	7	6	6
Fixed income and common equity	14	13	9	8

	$37	$32	$25	$23

1	Excludes income related to Brookfield’s invested capital
The income generated within each strategy reflects the distribution of our assets under management and the relative level of fees for each strategy as a percentage of assets or capital. As a result of our focus on high quality long-life assets, a significant amount of our activity and assets under management are within the “core and core plus” strategies.
The fees and margins associated with core and core plus strategies tend to be higher than fixed income and common equity, but lower than the opportunity and restructuring strategies, which generate returns similar to more traditional private equity activities. Fixed income and common equity activities represent a significant component of asset management income despite lower fees as a percentage of assets because of the large amount of capital that can be managed relative to other strategies.
Property Services Fees
Property services fees include property and facilities management, leasing and project management, as well as investment banking, advisory, and a range of real estate services. We have expanded our leasing management and investment banking advisory capabilities over the last few years, as these businesses typically earn higher margins than traditional property services. The current year increase is due to expansion of these business activities as well as the completion of several major high margin advisory mandates.
Investment Fees
Investment fees are earned in respect of financing activities and include commitment fees, work fees and exit fees. These fees are amortized as income over the lifespan of the related investment where appropriate and represent an important return from our investment activities.
14     Brookfield Asset Management | Q3 /2007 Interim Report

The following tables set forth the assets, net invested capital and commitments managed by Brookfield, including the amounts managed on behalf of co-investors.

	Total Assets Under Management				Co-investor Interests		Brookfield's
AS AT SEPTEMBER 30, 2007	Year		Net Invested	Committed	Net Invested	Committed	Ownership
(MILLIONS)	Formed	Assets	Capital	Capital[1]	Capital	Capital	Level

Core and Core Plus
U.S. Core Office [2]	2006	$7,629	$1,815	$1,950	$1,025	$1,025	62%
Canadian Core Office [2]	2005	1,752	792	1,075	594	806	25%
West Coast Timberlands	2005	910	484	484	248	248	50%
East Coast Timber Fund	2006	211	123	123	70	70	30%
Transmission	2006	2,573	1,157	1,157	825	825	28%
Bridge Loan I	2003	1,096	1,164	1,164	548	548	41%
Bridge Loan II	2007	60	27	928	16	690	26%
Real Estate Finance	2003	1,914	571	600	372	400	27%
Mortgage REIT	2005	2,900	560	560	543	543	4%
Brookfield Real Estate Services Fund	2003	125	84	84	59	59	25%

		19,170	6,777	8,125	4,300	5,214

Opportunity and Restructuring
Real Estate Opportunity	2006	1,325	281	281	103	103	52%
Brazil Retail Property	2006	800	206	800	118	600	25%
Tricap Restructuring I	2002	904	413	413	113	113	48%
Tricap Restructuring II	2006	248	238	835	167	535	36%

		3,277	1,138	2,329	501	1,351

Listed Securities and Fixed Income
Equity Funds	various	988	692	692	672	672	3%
Fixed Income Funds	various	20,600	20,600	20,600	20,544	20,544	100%

		21,588	21,292	21,292	21,216	21,216

Total fee bearing assets/capital		44,035	29,207	31,746	$26,017	$27,781	na

Directly Held Non-Fee Bearing Assets
Core Office — North America [2]		10,581	2,031	2,031
Core Office — Europe		762	250	250
Residential Properties — U.S.		1,472	540	540
Residential Properties — Canada 2 / Brazil		1,351	477	477
Power Generation — North America		5,580	991	991
Power Generation — Brazil		707	472	472
Timber — U.S.		2,487	607	607
Timber — Brazil		89	68	68
Transmission — Canada / Brazil		388	250	250
Other		11,865	7,638	7,638

		35,282	13,324	13,324

		$79,317	$42,531	$45,070

1	Includes incremental co-investment capital

2	Held by 51%-owned Brookfield Properties
Brookfield Asset Management | Q3 /2007 Interim Report      15

REVIEW OF OPERATING PLATFORMS
Property Operations
We conduct a wide range of property operations on behalf of ourselves and our co-investors in North America as well as in Europe and South America. We are also in the process of completing the acquisition of Multiplex, which will expand our operations into Australia and the Middle East and broaden our investor base.

	Assets Under	Invested Capital				Operating Cash Flow (Three months ended)
	Management	Total		Net		Total		Net
AS AT AND FOR THE THREE ENDED	Sept. 30	Sept. 30	Dec. 31	Sept. 30	Dec. 31	September 30		September 30
(MILLIONS)	2007	2007	2006	2007	2006	2007	2006	2007	2006

Core office properties	$20,724	$17,218	$17,016	$3,269	$3,745	$340	$182	$104	$97
Residential properties	2,823	2,823	2,403	456	484	19	92	37	60
Opportunity investments	1,325	1,325	1,086	178	132	18	17	3	5
Retail properties	800	418	215	88	28	11	89	4	83
Development	2,134	2,134	1,424	1,761	1,167	1	—	1	—

Net investment / operating cash flow	$27,806	$23,918	$22,144	$5,752	$5,556	$389	$380	$149	$245

Operating cash flow from our property operations for the third quarter of 2007 increased by $9 million on a total basis and decreased by $96 million on a net basis over the third quarter of 2006. The decrease in net operating cash flow is due to the impact of the slowdown in the U.S. homebuilding industry, offset by the expansion of our portfolio, improved net rents and growth in residential profits in our operations outside of the U.S. In addition, the comparable quarter in 2006 included a $79 million gain on the sale of retail properties into the Brazil Retail fund.
Core Office Properties
Following our acquisition of Multiplex, we will have total core property assets under management of $28 billion, of which $15 billion are held directly and $13 billion are held through funds with aggregate capital commitments of $6.7 billion. Our portfolio and associated operating results are set forth in the table on the following page.
Operating Results
Total operating cash flow was $340 million during the third quarter, compared with $387 million in the second quarter of 2007 and $182 million during the third quarter of 2006. On a more comparable basis operating cash flow, excluding disposition gains, was $333 million in the third quarter of 2007 and $325 million in the second quarter. The increase over 2006 was due to a major portfolio acquired in October 2006.
After deducting interest expense associated with property-specific financings, the net operating cash flow was $104 million in the third quarter of 2007. Interest expense incurred on property-specific financings and co-investor capital increased from $85 million during 2006 to $215 million during the current quarter. Carrying charges from debt incurred on the acquisition of properties subsequent to the third quarter of 2006 accounted for much of the increase as did the $27 million of debt breakage costs associated with the early refinancing of a large mortgage. Excluding debt breakage costs and realization gains, net operating cash flows represented a 14% return on net invested capital and a 28% increase over the $97 million recorded in 2006 on a similar basis.
Portfolio Activity
Total book values were at $17.2 billion from $17.0 billion at year end. There were no major changes in our portfolio during the quarter apart from the sale of two non-core properties in Toronto for a gain of $7 million.
Asset values for quality core office properties in major markets have increased, which has a beneficial impact on our portfolio, although it reduces the number of attractively priced investment opportunities. As an example, our investment in Canary Wharf Group, which is carried on our books at $182 million, was valued at approximately $1 billion based on that company’s June 30, 2007 financial reports.
We are in the process of completing the purchase of 100% of the equity of Multiplex Group of Australia for approximately $6.2 billion, including assumed debt. Multiplex is a major integrated owner, developer, builder and manager of core office and other property asset classes in Australia, Europe and the Middle East with $6.6 billion of property assets owned and under management.
16     Brookfield Asset Management | Q3 /2007 Interim Report

	Assets Under	Invested Capital				Operating Cash Flow (Three months ended)
	Management[1]	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	Sept. 30	Sept. 30	Dec. 31	Sept. 30	Dec. 31	September 30		September 30
(MILLIONS)	2007	2007	2006	2007	2006	2007	2006	2007	2006

North America
New York, New York	$7,251	$6,486	$6,542	$6,486	$6,542	$130	$83
Boston, Massachusetts	759	387	350	387	350	8	7
Toronto, Ontario	2,871	1,646	1,491	1,646	1,491	36	37
Calgary, Alberta	1,366	595	513	595	513	20	19
Washington, D.C.	1,826	1,826	1,980	1,826	1,980	40	14
Houston, Texas	1,084	1,084	941	1,084	941	26	—
Los Angeles, California	2,635	2,635	2,689	2,635	2,689	46	—
Ottawa, Ontario	413	104	96	104	96	2	3
Denver, Colorado	282	282	264	282	264	8	6
Minneapolis, Minnesota	423	423	423	423	423	5	5
Other North America	191	127	109	127	109	2	—

Total North America	19,101	15,595	15,398	15,595	15,398	323	174	$323	$174
United Kingdom
Canary Wharf Group, plc	182	182	182	182	182	—	—	—	—
20 Canada Square	580	580	583	572	565	10	8	10	8

	19,863	16,357	16,163	16,349	16,145	333	182	333	182
Other assets	861	861	853	861	853	—	—	—	—
Other liabilities		—	—	(871)	(919)	—	—	—	—
Property-specific mortgages / interest		—	—	(12,574)	(11,811)	—	—	(188)	(85)
Debt breakage costs		—	—	—	—	—	—	(27)	—

	20,724	17,218	17,016	3,765	4,268	333	182	118	97
Debt component of co-investors’ capital [2]		—	—	(257)	(257)	—	—	(9)	—
Equity component of co-investors’ capital [2]		—	—	(239)	(266)	—	—	(12)	—

	20,724	17,218	17,016	3,269	3,745	333	182	97	97
Realization gains		—	—	—	—	7	—	7	—

	$20,724	$17,218	$17,016	$3,269	$3,745	$340	$182	$104	$97

1	Includes the book value attributed to partial interests in properties managed by us that are owned by co-investors

2	Represents interests of co-investors in the U.S. Core Office Fund
Financing
During the quarter we completed the refinancing of One Liberty Plaza through the issuance of $850 million, 6.1% mortgage debt, replacing $400 million of existing debt. This enabled us to monetize the substantial value created in this property in recent years and enhance our return on capital. Property-specific debt, which is comprised principally of long-term mortgages secured by the underlying properties with no recourse to the Corporation was $12.6 billion, an increase of $0.8 billion from year end. Core office property debt at September 30, 2007 had an average interest rate of 7% and an average term to maturity of seven years. The debt and equity components of co-investors capital represent the 38% interest of our partners in the U.S. Core Office fund.
Leasing and Occupancy Levels
As at September 30, 2007, the average term of our in-place leases in North America was seven years and annual expiries average 6.5% over the next five years. The U.S. portfolio acquired in late 2006 had a shorter lease maturity than the balance of our portfolio, which we will seek to extend as we re-lease the properties. In our European portfolio, the average lease term is 20 years.
We leased 5 million square feet in our North American portfolio during the first nine months of 2007 at an average net rent of $31 per square foot, replacing leases that averaged $21 per square foot. Average in-place net rents across the portfolio have increased to $23 from $21 at the end of last year. Leasing fundamentals have improved in most of our markets with particular strength in Calgary and New York. Leasing fundamentals in London also continued to improve, bringing total occupancy across the portfolio to more than 97%, with an average unexpired lease term of approximately 20 years. Nearly 80% of the tenant rating profile is A+ or better.
Brookfield Asset Management | Q3 /2007 Interim Report     17

Our total portfolio occupancy rate at September 30, 2007 was 95% in our core North American markets, and 95% overall, unchanged compared to December 31, 2006:

	September 30, 2007			December 31, 2006
	Total	Owned	Percentage	Total	Owned	Percentage
(THOUSANDS)	Area	Interest	Leased	Area	Interest	Leased

New York, New York	19,516	16,352	97%	19,516	16,352	97%
Boston, Massachusetts	2,163	1,103	100%	2,163	1,103	93%
Toronto, Ontario	10,343	6,177	98%	12,283	6,973	96%
Calgary, Alberta	7,845	3,544	100%	7,845	3,544	100%
Washington, D.C.	6,502	6,325	92%	6,771	6,594	98%
Houston, Texas	7,850	7,199	93%	6,958	6,307	95%
Los Angeles, California	10,672	10,438	87%	10,672	10,438	87%
Ottawa, Ontario	2,780	695	99%	2,939	735	99%

Core North American markets	67,671	51,833	95%	69,147	52,046	95%
Denver, Colorado	1,795	1,795	97%	1,795	1,795	96%
Minneapolis, Minnesota	3,008	3,008	92%	3,008	3,008	89%
Other North America	1,845	1,155	95%	1,845	1,155	96%

Total North America	74,319	57,791	95%	75,795	58,004	95%
London, United Kingdom	8,500	2,173	97%	8,500	2,173	94%

Total [1]	82,819	59,964	95%	84,295	60,177	95%

1	Excludes development sites
Residential Properties
We conduct residential property operations in the United States, Canada and Brazil through public subsidiaries in which we hold the following interests: United States — 56%; Canada — 51%; Brazil - 60%. We recently formed a land joint venture with $200 million of committed capital from a major U.S. institution and ourselves that we will manage.

	Assets Under	Invested Capital				Operating Cash Flow (Three months ended)
	Management	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	Sept. 30	Sept. 30	Dec. 31	Sept. 30	Dec. 31	September 30		September 30
(MILLIONS)	2007	2007	2006	2007	2006	2007	2006	2007	2006

United States	$1,472	$1,472	$1,355	$1,294	$1,142	$(1)	$45
Canada	526	526	305	526	305	43	36
Brazil	825	825	743	544	567	19	11

	2,823	2,823	2,403	2,364	2,014	61	92	$61	$92
Impairment charge — U.S.						(42)	—	(42)	—
Borrowings / interest 1				(1,347)	(1,126)			(6)	(13)
Cash taxes								13	(3)
Non-controlling interest in net assets				(561)	(404)			11	(16)

Net investment / operating cash flow	$2,823	$2,823	$2,403	$456	$484	$19	$92	$37	$60

1	Portion of interest expensed through cost of sales
Net operating cash flow for the third quarter decreased between 2007 and 2006 as a slowdown in our U.S. operations more than offset record results in Canada, where our Alberta operations continue to benefit from strong energy markets. Total assets and net capital, which include property assets as well as inventory, cash and cash equivalents and other working capital balances, have increased since year end as new capital was invested to match sales growth in Canada. Subsidiary borrowings consist primarily of construction financings which are repaid with the proceeds from sales of building lots, single-family houses and condominiums and is generally renewed on a rolling basis as new construction commences.
Operations
— United States
Our U.S. operations contributed $1 million of cash outflow before interest, taxes and non-controlling interests during the quarter as demand for new homes slowed and margins narrowed, compared to cash inflow of $45 million during the same quarter in 2006. In
18     Brookfield Asset Management | Q3 /2007 Interim Report

addition, these operations recorded an impairment charge of $42 million on higher cost land inventory positions. The net operating cash loss from this unit, after deducting interest, taxes and non-controlling interests was $13 million, compared with a contribution of $16 million during the same period last year. The gross margin from housing sales was approximately 18% compared with 26% in the same quarter last year and relatively unchanged from the second quarter. We closed 179 units during the quarter (2006 — 232) at an average selling price of $667,000 (2006 — $710,000).
We do not expect the current supply and demand imbalance to be worked through in a meaningful way prior to late 2008. Net new orders during the quarter, which will be recognized in earnings as the transactions close, were 130 units, compared to 264 units achieved in the third quarter of 2006. Backlog at the end of the quarter was 323 units (September 30, 2006 — 531 units). We own or control 26,500 lots through direct ownership, options and joint ventures.
– Canada
We continue to benefit from strong demand for housing in Canada, particularly in Alberta where we hold a 29% market share in the important Calgary market, with year-to-date results more than 50% higher than 2006. The contribution increased to $43 million in the quarter (2006 – $36 million), although 49% of this increase accrues to our co-investors in Brookfield Properties on both a total and net basis as reflected on page 34. Most of the land holdings were purchased in the mid-1990’s or earlier, resulting in particularly strong margins, although the high level of activity is creating some upward pressure on building costs. Year-to-date, margins were 37% compared to 31% for the first nine months of 2006.
Based on the current market environment, we expect another very strong year in 2007 and a particularly strong fourth quarter. We own approximately 78,400 lots in these operations of which approximately 7,100 were under active development at September 30, 2007 and 71,300 are included in development assets because of the length of time that will likely pass before they are actively developed.
– Brazil
Operating cash flow for 2007 on a net basis was similar to that reported in 2006. Contracted sales during the third quarter of 2007 were $62 million, compared to $41 million in the third quarter of 2006, which should lead to growth in profits as the units are completed, and the associated revenues are recognized, which is expected to occur during the balance of 2007 and 2008. As shown on page 21, we own substantial density rights that will provide the basis for continued growth in our key markets of Rio de Janeiro and São Paulo, and continued to add to these rights during the quarter.
Opportunity Investments
We operate the Brookfield Real Estate Opportunity Fund with $241 million of committed capital (Brookfield’s share — 52%). The fund is fully invested and has begun the process of monetizing assets purchased over the past two years to capture value appreciation.

	Assets Under	Invested Capital				Operating Cash Flow (Three months ended)
	Management	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	Sept. 30	Sept. 30	Dec. 31	Sept. 30	Dec. 31	September 30		September 30
(MILLIONS)	2007	2007	2006	2007	2006	2007	2006	2007	2006

Commercial properties	$1,325	$1,325	$1,086	$1,162	$1,055	$18	$10	$18	$10
Disposition gains				—	—	—	7	—	7
Property-specific mortgages / interest				(881)	(820)			(11)	(7)
Co-investors’ capital				(103)	(103)			(4)	(5)

Net investment / operating cash flow	$1,325	$1,325	$1,086	$178	$132	$18	$17	$3	$5

Total property assets within the fund were approximately $1.3 billion at quarter end, an increase of $0.2 billion from the end of 2006, and include approximately 125 office properties in a number of cities across North America as well as smaller investments in industrial, student housing, multi-family, and other property asset classes. The book value of commercial properties increased due to acquisitions in the second and third quarter, offset in part by property sales in the first quarter. Our net invested capital at September 30, 2007 included a $6 million bridge loan to the fund (2006 — $23 million), and $52 million of direct capital in addition to our base commitment that was provided to fund acquisitions.
Brookfield Asset Management | Q3 /2007 Interim Report     19

Due to the focus on value enhancement and the relative short hold period for properties, we expect that returns will come more from disposition gains as opposed to net rental income, relative to results from our core office portfolios.
Retail Properties
We operate the Brascan Brasil Real Estate Partners Fund which was formed in late 2006 and has $800 million of committed capital (Brookfield’s share — 25%). We have invested over half of the capital of the fund already, and are actively pursuing opportunities which, if successful, will enable us to fully invest the fund by year end and position us as one of the largest owners of retail centres in the country.

	Assets Under	Invested Capital				Operating Cash Flow (Three months ended)
	Management	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	Sept. 30	Sept. 30	Dec. 31	Sept. 30	Dec. 31	September 30		September 30
(MILLIONS)	2007	2007	2006	2007	2006	2007	2006	2007	2006

Retail properties [1]	$800	$418	$215	$401	$207	$11	$10	$11	$10
Realization gains	—	—	—	—	—	—	79	—	79

	800	418	215	401	207	11	89	11	89
Borrowings / interest	—	—	—	(196)	(105)	—	—	(3)	(3)
Cash taxes	—	—	—	—		—	—	(5)	(3)
Co-investors’ capital	—	—	—	(117)	(74)	—	—	1	—

Net investment / operating cash flow	$800	$418	$215	$88	$28	$11	$89	$4	$83

1	The Brascan Brasil Real Estate Partners Fund was established in the third quarter of 2006
Operating results were relatively consistent with the comparable quarter, excluding the impact of the realization gain that we recorded on the formation of the fund in 2006 and the vend-in by us of the seed portfolio. Increased results reflect the impact of acquisitions as well as higher sales within existing properties. The book value of retail properties includes total and net working capital balances which increased to $71 million (2006 — $46 million) and $54 million (2006 — $38 million), respectively. Borrowings represent debt incurred by the fund to finance the purchase of the initial portfolio assets, and are guaranteed by the obligations of ourselves and our partners to subscribe for capital in the fund up to the level of the committed amounts.
Total property assets within the fund nearly doubled to $418 million since year end due to the acquisition of interests in six additional shopping centres. The fund’s portfolio now consists of interests in 11 shopping centres and associated office space totalling 2.6 million square feet of net leasable area, located primarily in Rio de Janeiro and São Paulo.
Development
We entitle, seek approval for, build, manage and develop many types of critical backbone infrastructure in our targetted business segments. For example, we typically acquire land or long-term rights on land, seek entitlements to construct, and then either sell the project once it has been improved or build the project ourselves. We typically hold these projects directly, given that they do not generate current cash flow, until the project is complete, at which time it can be transferred to an existing fund portfolio or sold outright. Accordingly, we do not typically record ongoing cash flow in respect of development properties and the associated development costs are capitalized until this event occurs, at which time any disposition gain or loss is realized.
20     Brookfield Asset Management | Q3 /2007 Interim Report

		Invested Capital				Operating Cash Flow (Three months ended)
		Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	Potential	Sept. 30	Dec. 31	Sept. 30	Dec. 31	September 30		September 30
(MILLIONS)	Developments	2007	2006	2007	2006	2007	2006	2007	2006

Core office properties
Bay Adelaide Centre, Toronto	2.6 million sq. ft.	$379	$251	$379	$251
Four Allen Center, Houston	1.3 million sq. ft.	193	139	193	139
Ninth Avenue, New York	4.7 million sq. ft.	198	184	198	184
Other	21.1 million sq. ft.	474	268	474	268
Property-specific financing				(310)	(240)
Residential lots
United States [1]	14,800 lots	—	—	—	—
Canada	71,300 lots	604	400	604	400
Brazil	19.5 million sq. ft.	117	116	117	116
Rural development
Brazil	454,000 acres	169	66	106	49
Canada [2]	33,300 acres	—	—	—	—
	487,300 acres

Net investment / operating cash flow		$2,134	$1,424	$1,761	$1,167	$1	$—	$1	$—

1	Book values included in United States residential property operations, see pages 18 and 19

2	Book values included as higher and better use land in western North American timber operations, see pages 25 and 26
In addition to the properties listed above, we have been actively developing a number of hydroelectric power facilities in Brazil and North America, as well as wind generation facilities in Canada, which are described further under Power Generating Operations.
Core Office Properties
Current development initiatives are focused on the construction of a 1.1 million square foot premier office property within the Bay Adelaide Centre site located in Toronto’s downtown financial district, the redevelopment of the 1.3 million square foot Four Allen Center in Houston and properties in Washington, D.C. We also own our proportionate share of the approximate 5.4 million square feet of commercial space development density at Canary Wharf in London of which 1.3 million is currently under active development.
Residential Development Properties
Residential development properties include land, both owned and optioned, which is in the process of being converted to residential lots, but not expected to enter the homebuilding process for more than three years. We utilize options to control lots for future years in our higher land cost markets in order to reduce risk. To that end, we hold options on approximately 13,800 lots which are located predominantly in California and Virginia. We invested additional capital into development land in Alberta as a result of the significant increase in activity in this market.
Rural Development Properties
We own approximately 454,000 acres of prime rural development land in the States of São Paulo, Minas Gerais and Mato Grosso. These properties are being used for agricultural purposes, including the harvest of sugar cane for its use in the production of ethanol as a gasoline substitute. We also hold 33,300 acres of potentially higher and better use land adjacent to our western North American timberlands, which we intend to convert into residential and other purpose land over time, and are included within our timberland segment.
Brookfield Asset Management | Q3 /2007 Interim Report     21

Power Generating Operations
We have established one of the largest privately owned hydroelectric power generating portfolios in North America, and a growing portfolio in Brazil. We are currently exploring alternatives to establish an externally managed entity through which we can share the ownership of these assets with others on a fee bearing basis. The capital invested in our power generating operations and the associated cash flows are as follows:

								Operating Cash Flow
			Assets Under	Invested Capital				(Three months ended)
	Capacity		Management	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	Sept. 30	Dec. 31	Sept. 30	Sept. 30	Dec. 31	Sept. 30	Dec. 31	September 30		September 30
(MILLIONS)	2007	2006	2007	2007	2006	2007	2006	2007	2006	2007	2006

Hydroelectric generation	(MW)
Ontario	897	897	$1,273	$1,273	$1,094	$1,273	$1,094	$20	$26
Quebec	277	277	435	435	371	435	371	10	21
British Columbia	127	127	159	159	133	159	133	4	4
New England	240	240	398	398	400	398	400	8	17
New York and other northeast markets	852	832	1,047	1,047	1,016	1,047	1,016	9	30
Louisiana	192	192	463	463	478	463	478	17	11
Brazil	295	205	509	509	264	509	264	18	10

Total hydroelectric generation	2,880	2,770	4,284	4,284	3,756	4,284	3,756	86	119
Wind energy	189	189	375	375	327	375	327	6	—
Co-generation and pumped storage	815	815	232	232	166	232	166	13	3
Development projects	—	—	166	166	60	166	60	—	—

Total power generation	3,884	3,774	5,057	5,057	4,309	5,057	4,309	105	122	$105	$122
Cash, financial assets, accounts receivable and other			1,230	1,230	1,081	1,230	1,081			—
Accounts payable and other liabilities						(655)	(419)			(1)
Property-specific and subsidiary debt / interest						(3,952)	(3,388)			(72)	(58)
Non-controlling interests in net assets						(217)	(215)			(12)	(5)

Net investment / operating cash flow	3,884	3,774	$6,287	$6,287	$5,390	$1,463	$1,368	$105	$122	$20	$59

Total operating cash flow from our power generating assets was $105 million in the quarter, compared with $122 million in 2006. The decrease in operating cash flow was due to lower generation during the quarter, offset in part by higher realized prices, the contribution from acquired facilities and the completion of development projects and the positive impact of currency fluctuations on the cash flows from non-U.S. facilities. After deducting interest expense and distributions to owners of partial interests in our business, these operations generated $20 million of cash flow in the quarter, compared to $59 million during the same quarter last year. Interest expense increased by $14 million due to debt associated with new facilities in addition to the impact of currency fluctuations on non-U.S. debt.
Portfolio Activity and Invested Capital
Total assets in the segment increased to $6.3 billion from $5.4 billion at the end of last year due to the acquisition and development of power facilities as well as the impact of increases in the carrying value of non-U.S. assets as a result of currency fluctuation. Financings completed during the first nine months enabled us to maintain the net capital invested in this segment to $1.5 billion, relatively unchanged from year end.
Since year end we have increased installed capacity by 110 megawatts. During the quarter, we completed the acquisition of a 12 megawatt facility in New York and 11 facilities in Brazil with aggregate capacity of 45 megawatts at a total cost of approximately $130 million. We expect to complete the acquisition of associated development sites in Brazil totalling 188 megawatts in the fourth quarter. In addition, we will have six hydroelectric facilities under construction by the end of 2007 that will expand our capacity by 117 megawatts at a total projected cost of $284 million.
The carrying values of our pumped storage operations increased since year end as we commenced accounting for these operations, which are owned in a 50/50 joint venture, on a fully consolidated basis during the second quarter. Carrying values of non-U.S. assets also increased due to currency fluctuations. This was offset by the corresponding impact on non-U.S. financings.
22     Brookfield Asset Management | Q3 /2007 Interim Report

Property-specific debt totalled $3.2 billion at September 30, 2007 and corporate unsecured notes issued by our power generating operations totalled $0.8 billion. Property-specific debt has an average interest rate of 8% and an average term of 17 years and is all investment grade quality. The corporate unsecured notes bear interest at an average rate of 5%, have an average term of 9 years and are rated BBB by S&P and BBB (high) by DBRS and BBB by Fitch.
Operating Results
Generation
Our facilities produced 2,551 gigawatt hours of electricity in the third quarter of 2007, compared with 2,765 gigawatts during the same period last year representing an 8% decline. We produced 563 fewer gigawatt hours from existing hydroelectric capacity owned throughout 2007 and 2006 (i.e. “same store” basis) due to lower water flows; however this was partially offset by the contribution of 251 gigawatt hours from facilities acquired or developed during 2006 and 2007. Hydroelectric generation was 22% below expected long-term averages for the portfolio as a whole. Fortunately our reservoirs have been maintained at normal levels for this time of year and, as a result, we should be able to operate our facilities at long-term average levels for the fourth quarter, assuming normal water conditions prevail for the remainder of the year. Our wind facilities, which started operations in the fourth quarter of last year, generated 98 gigawatt hours, slightly lower than our expected long-term average.
The following table summarizes generation during the third quarter of 2007 and 2006.

		Actual Production		Variance to
THREE MONTHS ENDED SEPTEMBER 30	Long-Term	September 30	September 30	Long-Term	September 30
(GIGAWATT HOURS)	Average	2007	2006	Average	2006

Existing capacity	2,314	1,778	2,341	(536)	(563)
Acquisitions — during 2006	233	185	111	(48)	74
Acquisitions — during 2007	85	79	—	(6)	79

Total hydroelectric operations	2,632	2,042	2,452	(590)	(410)
Wind energy	109	98	—	(11)	98
Co-generation and pump storage	313	411	313	98	98

Total generation	3,054	2,551	2,765	(503)	(214)

Realized Prices and Operating Margins
Realized prices from our hydro portfolio increased to $71 per megawatt hour and largely exceeded market prices due to our long standing strategy to sell much of our power under long-term power sales agreements or financial contracts. Spot electricity prices during the quarter were generally in line with those of 2006; however, the shorter-term financial contracts under which power was sold during the quarter were at higher prices than those for the same period last year. We also generated a higher proportion of our power in higher priced regions than in the prior quarter. Our ability to capture peak pricing and other energy products such as capacity payments also contributes to higher realized prices. The following table illustrates revenues and operating costs for our hydroelectric facilities:

	2007				2006
THREE MONTHS ENDED SEPTEMBER 30	Actual	Realized	Operating	Operating	Actual	Realized	Operating	Operating
(GWH AND $ MILLIONS)	Production	Revenues	Costs	Cash Flows	Production	Revenues	Costs	Cash Flows

Ontario	386	$32	$12	$20	416	$35	$9	$26
Quebec	317	17	7	10	478	27	6	21
New England	306	15	7	8	355	19	2	17
New York	378	26	17	9	714	46	16	30
Other	655	55	16	39	489	35	10	25

Total	2,042	$145	$59	$86	2,452	$162	$43	$119

Per MWh		$71	$29	$42		$66	$18	$48

Costs increased by 61% on a per unit basis due to a change in mix to generation in higher cost regions, and the impact of a higher Canadian dollar. Increase in operating costs relate to lower power generation at existing facilities where the cost structure is more fixed in nature, such as our New York operations, the addition of generation capacity in higher cost regions, timing of major maintenance expenditures and the impact of a strong Canadian dollar on our Ontario and Quebec operations.
Brookfield Asset Management | Q3 /2007 Interim Report     23

The contribution from our non-hydro facilities is set forth in the following table. Cash flows increased quarter over quarter due to the addition of our wind energy project, and the inclusion of our 50%-owned pumped storage facility on a fully consolidated basis.

	2007				2006
THREE MONTHS ENDED SEPTEMBER 30	Actual	Realized	Operating	Operating	Actual	Realized	Operating	Operating
(GWH AND $ MILLIONS)	Production	Revenues	Costs	Cash Flows	Production	Revenues	Costs	Cash Flows

Co-generation and pumped storage	411	$41	$28	$13	313	$21	$18	$3
Wind energy	98	8	2	6	—	—	—	—

Total	509	$49	$30	$19	313	$21	$18	$3

Per MWh		$96	$59	$37		$67	$58	$9

Interest expense during the quarter increased by $14 million to reflect financings completed since the first quarter of 2006 and the impact of currency fluctuations on non-U.S. financings. The increase in operating cash flows attributable to co-investors increased to reflect the interests of our joint venture partners in the pumped storage facility.
Contract Profile
Approximately 71% of our projected 2008 and 2009 generation is currently subject to long-term bilateral power sales agreements or shorter-term financial contracts. The remaining generation is sold into wholesale electricity markets. Our long-term sales contracts, which cover approximately 53% of total generation during this period, have an average term of 12 years and the counterparties are almost exclusively customers with long-standing favourable credit histories or investment grade ratings. The financial contracts typically have a term of less than three years.
The following table sets out the profile of our contracts over the next five years from our existing facilities, assuming long-term average hydrology:

	Balance of	Years ended December 31
	2007	2008	2009	2010	2011

Generation (GWh)
Contracted
Power sales agreements	1,841	7,836	6,468	6,436	5,975
Financial contracts	905	2,833	2,033	287	—
Uncontracted	543	3,045	4,777	6,554	7,308

	3,289	13,714	13,278	13,277	13,283

Contracted generation
% of total	83	78	64	51	45
Revenue ($millions)	184	764	654	522	488
Price ($/MWh)	67	72	77	78	82

The increase in the average selling price for contracted power from $67 per megawatt hour (MWh) to $82 per MWh over the next five years reflects contractual step-ups in long duration contracts with attractive locked-in prices and the expiry of lower priced contracts during the period. In addition, a number of contracts for our non-U.S. facilities have benefitted from favourable currency appreciation.
24     Brookfield Asset Management | Q3 /2007 Interim Report

Infrastructure
We recently filed a prospectus for the creation and spin-out of Brookfield Infrastructure Partners, which is to be a New York Stock Exchange listed entity that will serve as our primary entity for the ownership and operation of certain infrastructure businesses other than property and renewable power generation businesses. We will earn base management fees and incentive fees for managing the operations and we will own a 40% interest following the spin-out. Brookfield Infrastructure will initially own interests in our existing timber and transmission operations and funds other than our timberlands in eastern North America and Brazil. This will enable us to reposition those businesses that are not yet in funds to a fee-bearing asset management basis and to provide an alternate source of capital to fund growth.

	Assets Under	Invested Capital				Operating Cash Flow (Three months ended)
	Management	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	Sept. 30	Sept. 30	Dec. 31	Sept. 30	Dec. 31	September 30		September 30
(MILLIONS)	2007	2007	2006	2007	2006	2007	2006	2007	2006

Timberlands	$3,697	$3,697	$1,190	$964	$315	$47	$24	$14	$6
Transmission	2,961	720	3,143	582	549	18	56	13	11

	$6,658	$4,417	$4,333	$1,546	$864	$65	$80	$27	$17

Timberlands
We manage 2.5 million acres of high quality timberlands with an aggregate book value of $3 billion. We manage a listed specialty issuer that operates in eastern North America and a private fund named Island Timberlands that operates on the west coast of Canada. These funds have aggregate equity capital of $685 million, of which our share is $333 million. We also own direct interests in $2 billion of timberlands in the Pacific Northwest and Brazil. We also recently announced the formation of a $250 million Brazil timber fund that will be seeded with our existing assets in Brazil.

		Assets Under	Invested Capital				Operating Cash Flow (Three months ended)
		Management	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED		Sept. 30	Sept. 30	Dec. 31	Sept. 30	Dec. 31	September 30		September 30
(MILLIONS)	Acres	2007	2007	2006	2007	2006	2007	2006	2007	2006

Timberlands	2,477,700	$2,991	$2,991	$1,122	$2,991	$1,122	$47	$24	$47	$24
Other assets, net		706	706	68	69	18	—	—	1	—

		3,697	3,697	1,190	3,060	1,140	47	24	48	24
Property-specific and other borrowings / interest					(1,774)	(485)			(27)	(10)
Non-controlling interests in net assets					(322)	(340)			(7)	(8)

Net investment / operating cash flow		$3,697	$3,697	$1,190	$964	$315	$47	$24	$14	$6

Operating Results
Timber operations performed below expectations during the quarter as log prices and sales volumes were adversely impacted by the slowdown in the U.S. homebuilding sector and a strike in the western Canadian coastal forest industry. The contribution from western North American timberlands included total and net cash flow from the Oregon and Washington operations which were acquired in the second quarter of 2007 of $22 million and $nil, respectively, on log sales of 0.6 million cubic metres. Demand for high quality Douglas-fir was lower in the quarter. We responded by exploiting the flexibility inherent in timber management which allows us to defer harvesting this higher margin species until prices recover and instead increased harvest levels of whitewood species where margins, although lower than Douglas-fir, held up better. Our operations on the Canadian west coast produced more operating cash flow than the third quarter of 2006, notwithstanding the difficult operating environment, as that prior quarter had been adversely impacted by a prolonged fire season.
Portfolio Activity and Financial Position
On April 20, 2007, we acquired Longview Fibre Company, which owns 588,000 acres of high quality timberlands located in the U.S. Pacific Northwest. The increase in total invested capital since year end reflects the purchase cost of the timberlands of approximately $2.3 billion, together with goodwill and working capital. We recorded a future tax obligation of approximately $593 million relating to the difference between the amount paid by us for the company and the tax basis of the underlying assets. The inclusion of this liability in the net book value of the acquired business gave rise to goodwill of approximately $593 million. We expect that we will be able to reorganize the ownership structure of the business over time such that we can extinguish the tax liability without any material cash outlay. The increase in net invested capital reflects the net capital invested by us in Longview’s timber operations after taking into consideration debt raised to finance the acquisition and the future tax liabilities.
Brookfield Asset Management | Q3 /2007 Interim Report     25

As at September 30, 2007, borrowings included approximately $1.3 billion associated with the Longview acquisition that is secured by the underlying timber assets in North America. The Longview debt consists of an 18-month bridge facility that will be refinanced with long-term fixed rate financings secured by the associated timberlands. Our western Canadian timberlands secured borrowings of approximately $410 million, which have an average interest rate of 6%, an average term to maturity of 17 years and are all investment grade quality. The balance of the borrowings consist of debt secured by the eastern Canadian timber assets and working capital facilities.
Non-controlling interests represent the interests of co-investors in our two North American funds. We currently own 50% of our western Canadian fund and 45% of Acadian.
Transmission
Our electricity transmission operations consist of the largest transmission system in Chile, a smaller system in northern Ontario and interests in transmission lines in Brazil. We own 28% of the Chilean operations and provide management advisory services to our investment partners on a fee-for-service basis, 100% of the northern Ontario operations and an effective 20% of the Brazil operations. We believe the regulated rate base nature of these assets provides for attractive reliable long-term returns and we will endeavour to expand our operations in this asset class.

	Assets Under	Invested Capital				Operating Cash Flow (Three months ended)
	Management	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	Sept. 30	Sept. 30	Dec. 31	Sept. 30	Dec. 31	September 30		September 30
(MILLIONS)	2007	2007	2006	2007	2006	2007	2006	2007	2006

Transmission facilities and investments
Chile	$2,573	$332	$2,525	$332	$2,525	$6	$48
North America	181	181	146	181	146	8	8
Brazil	174	174	157	174	157	4	—

	2,928	687	2,828	687	2,828	18	56	$18	$56
Other assets	33	33	315	33	315	—	—	(2)	—

	2,961	720	3,143	720	3,143	18	56	16	56
Other liabilities				(23)	(267)			—	—
Project-specific financing and other borrowings				(115)	(1,496)			(3)	(31)

				582	1,380	18	56	13	25
Debt component of co-investors’ capital				—	(589)			—	(13)
Equity component of co-investors’ capital				—	(242)			—	(1)

Net investment / operating cash flow	$2,961	$720	$3,143	$582	$549	$18	$56	$13	$11

Effective June 30, 2007, we were required to begin accounting for our investment in our Chilean operations using the equity method as a result of changes in the ownership structure, notwithstanding that our economic interest is unchanged. The net contribution to operating cash flow, after deducting interest costs and co-investor interests, was $6 million in the third quarter of 2007, same as the result from last year
Operating Results
The Chilean and Ontario transmission operations performed in line with expectations during the quarter. In addition, we reported our share of the quarterly results of the Brazilian systems, which were acquired at the end of the third quarter of 2006. Net operating income within the Chilean operations during the quarter was $52 million in 2007, compared to $48 million in 2006.
Portfolio Activity and Financial Position
Net invested capital was relatively unchanged during the quarter and since year end, although total capital balances declined as we no longer consolidate the assets and liabilities of our Chilean operations. These operations are financed with property-specific financing borrowings totalling $1.5 billion that have an average interest rate of 6%, an average term to maturity of 11 years and are predominantly all investment grade. The increases in the carrying values of our North American and Brazilian operations are due primarily to appreciation in the value of the Brazilian and Canadian currency.
26       Brookfield Asset Management | Q3 /2007 Interim Report

Specialty Investment Funds

	Assets Under	Invested Capital				Operating Cash Flow (Three months ended)
	Management[1]	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	Sept. 30	Sept 30	Dec. 31	Sept. 30	Dec. 31	September 30		September 30
(MILLIONS)	2007	2007	2006	2007	2006	2007	2006	2007	2006

Bridge Lending	$1,156	$627	$637	$627	$622	$20	$20	$20	$20
Real Estate Finance	4,814	216	183	216	183	6	2	6	2
Restructuring	1,152	1,152	977	371	377	(3)	7	(7)	2
Fixed income and real estate securities [2]	21,588	—	—	—	—	—	—	—	—

Net investment / operating cash flow	$28,710	$1,995	$1,797	$1,214	$1,182	$23	$29	$19	$24

1	Represents capital committed or pledged by Brookfield and co-investors, including the book value of our invested capital

2	Capital invested in fixed income and real estate securities and associated cash flow included in Cash and Financial Assets and Other Assets
Net operating cash flow, which represents the returns from our net invested capital deployed in these activities, was $19 million in the third quarter of 2007, compared to $24 million in 2006. The decrease reflects operating losses incurred by a portfolio company within our restructuring fund due to the impact of a strike that lasted throughout the quarter, offset by improved results in our real estate finance fund and other restructuring investees.
Bridge Lending
We operate three bridge lending funds. Our first fund has commitments of $1.6 billion at the end of the quarter, of which $1.2 billion is funded and will mature through 2011. We have $0.8 billion committed to these funds. We have raised C$935 million in commitments and pledges for our two follow-on funds, consisting of a senior and junior fund, and includes a C$240 million commitment from Brookfield. We have advanced $93 million of loans within the new funds thus far.
Our net capital deployed was $627 million, up from $622 million at the end of 2006 and down from $706 million at the end of the second quarter. We reviewed approximately $2.4 billion of financing opportunities, issued term sheets for $310 million and funded new loans totalling $97 million to six clients. Our portfolio at quarter end was comprised of 19 loans, and our largest single exposure at that date was $118 million. Our share of the portfolio has an average term of 38 months excluding extension privileges and generated an average yield of 15% during the quarter.
Operating cash flows, which represent the return on our capital and exclude management fees, were unchanged from the prior quarter as the level of invested capital and associated yields were relatively consistent.
Real Estate Finance
We operate three real estate finance funds with total committed capital of approximately $1.5 billion, of which our share is approximately $400 million. Our first private fund, the $600 million Brookfield Real Estate Finance Partners (BREF I) recently completed its investment period and we completed a $450 million capital raise for our second fund (BREF II). We also manage a public mortgage REIT that is listed on the NYSE and has raised $530 million of equity capital.

	Assets Under	Invested capital				Operating Cash Flow (Three months ended)
	Management[1]	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	Sept. 30	Sept. 30	Dec. 31	Sept. 30	Dec. 31	September 30		September 30
(MILLIONS)	2007	2007	2006	2007	2006	2007	2006	2007	2006

Real estate finance investments, net of debt	$1,893	$667	$417	$667	$417	$15	$6	$15	$6
Less: co-investor interests	—	(489)	(278)	(489)	(278)	(11)	(4)	(11)	(4)

Real estate finance fund	1,893	178	139	178	139	4	2	4	2
Securities – directly held	21	21	21	21	21	1	—	1	—
Financial assets – Mortgage REIT	2,900	17	23	17	23	1	—	1	—

Net investment / operating cash flow	$4,814	$216	$183	$216	$183	$6	$2	$6	$2

1	Represents capital committed or pledged by Brookfield and co-investors, including the book value of our invested capital
During the quarter, we acquired loan positions with an aggregate principal balance of approximately $165 million that finance Class A office and multi-residential properties and are concluding $200 million of additional loans to complete BREF I and begin to
Brookfield Asset Management | Q3 /2007 Interim Report       27

invest BREF II. The portfolio continues to perform in line with expectations notwithstanding difficult credit markets, although we are continuing to assess the impact of spread widening on our portfolio. The public mortgage REIT, named Crystal River Corporation, faced a challenging third quarter due to the general disruption in the credit markets. We manage Crystal River and hold an equity position in the REIT that is carried at its stock market value of $23 million.
Restructuring
We operate two restructuring funds. Our first fund, Tricap Investment Partners (Tricap I) completed its investment period last year and we continue to manage and harvest the remaining invested capital of $200 million. We also completed a capital raise for Tricap II, which has $847 million of committed capital. The capital committed by us to both funds totals $500 million, including co-investment capital invested by us in Tricap I.

	Assets Under	Invested Capital				Operating Cash Flow (Three months ended)
	Management	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	Sept. 30	Sept. 30	Dec. 31	Sept. 30	Dec. 31	September 30		September 30
(MILLIONS)	2007	2007	2006	2007	2006	2007	2006	2007	2006

Property, plant and equipment	$646	$646	$453	$646	$453
Securities	108	108	29	108	29
Loans receivable	4	4	23	4	23
Other assets	394	394	472	394	472

	1,152	1,152	977	1,152	977	$(3)	$7	$(3)	$7
Other liabilities				(223)	(235)			(1)	—
Subsidiary debt				(202)	(175)			(7)	(3)
Non-controlling interests				(356)	(190)			4	(2)

	$1,152	$1,152	$977	$371	$377	$(3)	$7	$(7)	$2

Our net invested capital in restructuring opportunities at quarter end was $371 million, relatively unchanged from the end of 2006, as decreases due to the syndication of investments held at year end for our co-investors in Tricap II were offset by new investments during the current year. This is also reflected in the increase in non-controlling interests.
We successfully concluded our involvement with Stelco, 37% held by Tricap I and its investors, with an offer by U.S. Steel to acquire 100% of the company. Our share of the proceeds were approximately $262 million, giving rise to a pre-tax gain of approximately $250 million that we expect to record in the fourth quarter. The favourable result should also contribute towards meaningful performance income from our carried interest in the fund.
Western Forest Products suffered a difficult quarter due in part to a major industry strike which has since been resolved.
The other investment positions held by Tricap I and Tricap II performed well during the quarter.
Fixed Income and Real Estate Securities
We have been cautious with respect to the sub-prime market since the beginning of 2006, and as a result, we believe our investment performance has been better than average on a relative basis, notwithstanding the severe disruption in the credit markets. This performance has led to commitments to us of additional funds during the quarter by our clients.
28       Brookfield Asset Management | Q3 /2007 Interim Report

Private Equity Investments
We own a number of investments which will be sold once value has been maximized, integrated into our core operations or used to seed new funds. Although not core to our broader strategy, we expect to continue to make new investments of this nature and dispose of more mature assets.

								Operating Cash Flow
			Assets Under	Invested Capital				(Three months ended)
			Management	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED			Sept. 30	Sept. 30	Dec. 31	Sept. 30	Dec. 31	September 30		September 30
(MILLIONS)	Location	Interest	2007	2007	2006	2007	2006	2007	2006	2007	2006

Forest products
Norbord Inc.	North America / UK	27%	$187	$187	$178	$24	$26	$5	$5	$3	$3
Fraser Papers Inc.	North America	56%	513	513	141	121	141	7	—	(7)	—
Privately held	North America	100%	554	554	140	378	95	10	(7)	10	(7)
Mining
Coal lands	Alberta	100%	86	86	73	86	73	1	1	1	1
Business services
Insurance	Various	80-100%	2,550	2,550	2,357	649	593	43	35	32	21
Banco Brascan, S.A.	Rio de Janeiro	91%	469	469	75	67	75	9	2	—	2
Privately held	Various	100%	252	252	369	122	278	3	6	(2)	(2)
Publicly listed	Canada	60%	53	53	51	22	23	1	(1)	1	1
Property
Privately held	Brazil	Various	184	184	66	93	100	8	—	4	—

Net investment / operating cash flows			$4,848	$4,848	$3,450	$1,562	$1,404	$87	$41	$42	$19

We account for our non-controlled public investments such as Norbord using the equity method, and include dividends received from these investments in operating cash flow and our proportional share of their earnings in net income. We consolidate the results of our majority owned private companies and accordingly include our proportional share of their results in the operating cash flow shown above. We increased our interest in Fraser Papers to 56% in July 2007 and have consolidated the results of the company from this time.
Forest Products
We control 41% and own a net beneficial interest in approximately 27% or 39 million shares of Norbord Inc. (“Norbord”). Net invested capital reflects debentures issued by us that are exchangeable into 20 million Norbord shares and which are recorded at the market value of the Norbord shares. Our net investment had a market value of approximately $321 million at quarter end. Norbord contributed $5 million of dividends to total cash flow during the current quarter resulting in a net contribution of $3 million after deducting exchangeable debenture interest.
We began consolidating the results of Fraser Papers during the quarter following an increase in our ownership interest to 56%. Cash flow in the table above reflects our proportionate interest in Fraser Papers’ cash flows. Total operating cash flow was $7 million, and represented a net outflow of $7 million after taking into consideration debt and minority interests.
Privately held forest products operations include paper, containerboard and pulp operations. We acquired Katahdin Paper out of bankruptcy in April 2003 in connection with the purchase of power generation operations. The containerboard and pulp operations were previously owned by Longview Fibre, which we acquired in April 2007, and which were sold to our Tricap II restructuring fund in October 2007. These operations produced cash flow of $10 million during the quarter on a combined basis as strong performance by the containerboard and pulp operations offset a modest loss from the paper operations.
Business Services
Our insurance operations reflected increased profitability during the quarter, and continue to perform well. We are exploring a variety of options to surface the value of our insurance business, which could result in a reduced ownership interest in the future. We completed the acquisition of an increased interest in Banco Brascan during the second quarter, and accordingly, began consolidating the results of this business at that time. The net invested capital in Banco Brascan declined during the quarter due to a capital reorganization.
Brookfield Asset Management | Q3 /2007 Interim Report       29

CAPITAL RESOURCES AND LIQUIDITY
The following sections describe our capitalization and liquidity profile on both a consolidated and deconsolidated basis. The strength of our capital structure and the liquidity that we maintain enables us to achieve a low cost of capital for our shareholders and at the same time provides us with the flexibility to react quickly to potential investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances.
Our primary sources of liquidity consist of our cash and financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities. These currently total $2.8 billion, compared with $2.1 billion as at December 31, 2006. Furthermore, we endeavour to structure our invested capital in a manner that enables future monetization of our investments as desired.
Cash and Financial Assets
We hold a substantial amount of financial assets, cash and equivalents that represent liquid capital to fund operating activities and investment initiatives. We increased our cash holdings considerably during the quarter to fund the acquisition of Multiplex, which will require a total cash payment of $1.6 billion, in addition to shares purchased prior to the end of the third quarter.

	Assets Under	Invested Capital				Operating Cash Flow (Three months ended)
	Management	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	Sept. 30	Sept. 30	Dec. 31	Sept. 30	Dec. 31	September 30		September 30
(MILLIONS)	2007	2007	2006	2007	2006	2007	2006	2007	2006

Financial assets
Government bonds	$57	$57	$57	$57	$57
Corporate bonds – Exchangeable debentures	—	—	375	—	375
– Other	109	109	199	109	199
Fixed income	21	21	16	21	16
High yield bonds	132	132	137	132	137
Preferred shares	89	89	26	89	26
Common shares – Multiplex	558	558	44	558	44
– Other	255	255	504	255	504
Loans receivable	137	137	10	137	10

Total financial assets	1,358	1,358	1,368	1,358	1,368	$215	$144	$215	$144
Cash and cash equivalents	1,632	1,632	305	1,632	305	—		—	—
Deposits and other liabilities	—	—	—	(592)	(524)	—		(4)	(11)

Net investment / operating cash flow	$2,990	$2,990	$1,673	$2,398	$1,149	$215	$144	$211	$133

During 2007, we adopted new accounting guidelines related to Financial Instruments under which our financial assets, other than equity accounted investments and loans receivable, are carried at market values. The December 31, 2006 balances are shown at original cost other than designated trading portfolios that are carried at market. Operating cash flow reflects revaluation gains for securities that are held for trading and instruments that contain embedded derivatives such as convertible or exchangeable debentures. Revaluation gains or losses on other securities are recorded in other comprehensive income and not included in operating cash flow.
Operating cash flow includes a net gain of $62 million from the further sales of our holdings of exchangeable debentures during the quarter. This consists of two components: an amount of $66 million which represents the accrued gain on the debentures up to December 31, 2006; and a $4 million loss representing the change in value between June 30, 2007 and the time of sale. Under the transitional rules for Financial Instruments, the $66 million portion of the gain ($331 million year-to-date) has been recorded directly into retained earnings. We have included this amount in operating cash flow to ensure that the full gain is recognized in our operating track record. The exchangeable debentures are the only financial instruments we hold that gave rise to a significant adjustment of this nature.
Deposit and other liabilities include broker deposit liabilities associated with our securities portfolio and borrowed securities sold short with a value of $45 million at September 30, 2007.
30       Brookfield Asset Management | Q3 /2007 Interim Report

Capitalization

			Book Value				Operating Cash Flow [2](Three months ended)
	Cost of Capital[1]		Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	Sept. 30	Dec. 31	Sept. 30	Dec. 31	Sept. 30	Dec. 31	September 30		September 30
(MILLIONS)	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006

Corporate borrowings	7%	7%	$2,482	$1,507	$2,482	$1,507	$41	$31	$41	$31
Non-recourse borrowings
Property-specific mortgages	7%	7%	18,288	17,148	—	—	312	178	—	—
Subsidiary borrowings[3]	7%	7%	4,541	4,153	674	668	80	58	16	18
Other liabilities	9%	9%	8,341	6,497	2,221	1,771	102	93	100	65
Capital securities	6%	6%	1,577	1,585	1,577	1,585	21	24	21	24
Non-controlling interest in net assets	20%	19%	4,046	3,734	1,801	1,829	103	108	65	55
Shareholders’ equity
Preferred equity	5%	6%	870	689	870	689	13	7	13	7
Common equity	20%	20%	6,328	5,395	6,328	5,395	308	361	308	361

	9.5%	9.5%	$46,473	$40,708	$15,953	$13,444	$980	$860	$564	$561

1	Based on operating cash flows as a percentage of average book value

2	Interest expense in the case of borrowings. Attributable operating cash flows in the case of minority and equity interests, including cash distributions. Current taxes and operating expenses in the case of accounts payable and other liabilities

3	Net amounts represent subsidiary obligations guaranteed by the Corporation or issued by corporate subsidiaries
Our consolidated capitalization, which includes liabilities and shareholders’ equity was relatively unchanged during the quarter. The book value of our common equity increased to $6.3 billion from $5.4 billion, due to the accumulation of unrealized gains on securities as well as undistributed net earnings. The market value of our common equity capitalization was $24 billion compared to $20 billion at year end.
Our overall weighted average cash cost of capital, using a 20% return objective for our common equity, is 9.5%, unchanged from 2006. This reflects the low cost of non-participating perpetual preferred equity issued over a number of years, as well as the low cost of term debt, capital securities and non-recourse investment grade financings, achievable due to the high quality of our core office properties and power generating plants.
Corporate Borrowings

					Operating Cash Flow [2]
	Cost of Capital[1]		Book Value		(Three months ended)
AS AT AND FOR THE THREE MONTHS ENDED	Sept. 30	Dec. 31	Sept. 30	Dec. 31	Sept. 30	Sept. 30
(MILLIONS)	2007	2006	2007	2006	2007	2006

Commercial paper and bank borrowings	6%	5%	$598	$—	$9	$1
Publicly traded term debt	7%	7%	1,884	1,463	32	29
Privately held term debt [3]	—	6%	—	44	—	1

	7%	7%	$2,482	$1,507	$41	$31

1	As a percentage of average book value of debt

2	Interest expense

3	$46 million is secured by coal assets included in Investments
The average interest rate on our corporate borrowings was 7% at quarter end, similar to 2006, and the average term was 10 years (2006 – 11 years).
The Corporation has $1,020 million of committed corporate four-year revolving term credit facilities which are utilized principally as back-up credit lines to support commercial paper issuance. At September 30, 2007, $598 million of these facilities were drawn, and approximately $62 million (2006 – $43 million) of the facilities were utilized for letters of credit issued to support various business initiatives.
Brookfield Asset Management | Q3 /2007 Interim Report      31

Corporate borrowings mature as follows:

	Average	Balance of
(MILLIONS)	Term	2007	2008	2009	2010	2011	Beyond	Total

Commercial paper and bank borrowings [1]	4	$—	$—	$—	$—	$598	$—	$598
Publicly traded term debt	12	—	298	—	199	—	1,387	1,884

Total	10	$—	$298	$—	$199	$598	$1,387	$2,482

Percentage of total		—	12%	—	8%	24%	56%	100%

1	Maturity of commercial paper is determined as the term of the back-up credit lines
Non-Recourse Borrowings
As part of our financing strategy, we raise the majority of our debt capital in the form of asset specific mortgages or subsidiary obligations. With limited exceptions, these obligations have no recourse to the Corporation.
The nature of these borrowings and activity during the period is discussed within the Review of Operating Platforms as part of the relevant business unit reviews.
Property-Specific Borrowings
Where appropriate, we finance our operating assets with long-term non-recourse borrowings that have no recourse to the Corporation or our operating entities, such as property-specific mortgages and project financings.

					Operating Cash Flow [2]
		Cost of Capital[1]	Book Value		(Three months ended)
AS AT AND FOR THE THREE MONTHS ENDED	Average	Sept. 30	Sept. 30	Dec. 31	Sept. 30	Sept. 30
(MILLIONS)	Term	2007	2007	2006	2007	2006

Commercial properties	7	7%	$13,258	$12,470	$222	$91
Power generation	17	8%	3,150	2,704	62	49
Infrastructure	5	6%	1,880	1,974	28	38

	8	7%	$18,288	$17,148	$312	$178

1	As a percentage of average book value

2	Interest expense
During the second quarter, we raised $1.3 billion of bridge financing to fund the acquisition of our Pacific Northwest timberland operations. The debt is secured by these operations and has no recourse to the Corporation. We intend to refinance this debt with long-term fixed rate financing. Debt within our transmission operations declined by a similar amount as we no longer consolidate our Chilean transmission operations beginning June 30, 2007. Commercial property debt increased by $788 million due to the impact of currency fluctuations on non-U.S. debt as well as financings for new and existing properties, including a new 10-year $850 million mortgage on One Liberty Plaza in downtown Manhattan that replaced an existing $400 million mortgage at lower rates. Operating cash flow includes $27 million of debt breakage costs associated with this refinancing.
32      Brookfield Asset Management | Q3 /2007 Interim Report

Other Debt of Subsidiaries
These borrowings are largely corporate debt, issued by way of corporate bonds, bank credit facilities, commercial paper and other types of financial obligations of subsidiaries.

					Operating Cash Flow[2]
		Cost of Capital[1]	Book Value		(Three months ended)
AS AT AND FOR THE THREE MONTHS ENDED	Average	Sept. 30	Sept. 30	Dec. 31	Sept. 30	Sept. 30
(MILLIONS)	Term	2007	2007	2006	2007	2006

Subsidiary borrowing
Properties	2	7%	$1,565	$1,111	$18	$9
Power generation	9	5%	802	684	10	9
Investments	1	5%	731	298	22	9
Corporate subsidiaries	7	10%	674	668	16	18
Co-investor capital
Properties	6	11%	769	803	12	—
Infrastructure	—	—	—	589	2	13

	4	7%	$4,541	$4,153	$80	$58

1	As a percentage of average book value

2	Interest expense
Infrastructure debt at December 31, 2006 related to our Chilean transmission operations, are no longer consolidated into our financial results.
Other debt of subsidiaries include C$127 million retractable preferred shares issued by corporate subsidiaries that are fully integrated into our ownership structure as well as financial obligations that are guaranteed by the Corporation. The company does not typically guarantee the debts of subsidiaries, with the principal exception being a guarantee of subsidiary debt due on 2015 which was originally issued in 1990, during a higher interest rate environment, that was assumed by the Corporation upon amalgamating with the original guarantor.
Capital Securities

					Operating Cash Flow[2]
		Cost of Capital[1]	Book Value		(Three months ended)
AS AT AND FOR THE THREE MONTHS ENDED	Average	Sept. 30	Sept. 30	Dec. 31	Sept. 30	Sept. 30
(MILLIONS)	Term	2007	2007	2006	2007	2006

Corporate preferred shares and preferred securities	7	6%	$519	$663	$7	$11
Subsidiary preferred shares	7	6%	1,058	922	14	13

	7	6%	$1,577	$1,585	$21	$24

1	As a percentage of average book value

2	Interest expense
Distributions paid on these securities, which are largely denominated in Canadian dollars, are recorded as interest expense, even though all but one of the issues are preferred shares that are convertible into common equity at our option. The holders of the preferred shares also have the right, after a fixed date, to convert the shares into common equity based on the market price of our common shares at that time and, accordingly, these securities are classified as liabilities for Canadian GAAP purposes.
The average distribution yield on the capital securities at September 30, 2007 was 6% (2006 – 6%) and the average term was 7 years (2006 – 12 years). We have been issuing lower cost perpetual preferred shares with more favourable terms and using the proceeds to redeem certain capital securities. To that end, we redeemed C$125 million of 8.35% capital securities due 2050 in January 2007 and completed the redemption of a further C$125 million, 8.30% capital securities in July 2007.
Brookfield Asset Management | Q3 /2007 Interim Report      33

Non-Controlling Interests in Net Assets
Non-controlling interests in net assets are comprised of two components: participating interests of other shareholders in our operating assets and subsidiary companies, and non-participating preferred equity issued by subsidiaries.

	Number of Shares /	Invested Capital				Operating Cash Flow[1](Three months ended)
	% Interest	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	Sept. 30	Sept. 30	Dec. 31	Sept. 30	Dec. 31	September 30		September 30
(MILLIONS)	2007	2007	2006	2007	2006	2007	2006	2007	2006

Participating interests
Property
Brookfield Properties Corporation	199.7 / 49%	$1,620	$1,633	$1,620	$1,633	$65	$55	$65	$55
Brookfield Homes Corporation	11.7 / 44%	284	174	—	—	(14)	16	—	—
Property funds and other	various	778	601	—	—	21	10	—	—
Power generation	various	174	203	—	—	11	5	—	—
Infrastructure
Timberlands	50% / 55%	320	338	—	—	7	8	—	—
Transmission	—	—	242	—	—	—	2	—	—
Other	various	689	347	—	—	12	11	—	—

		3,865	3,538	1,620	1,633	102	107	65	55
Non-participating interests		181	196	181	196	1	1	—	—

		$4,046	$3,734	$1,801	$1,829	$103	$108	$65	$55

1	Represents share of operating cash flows attributable to the interests of the respective shareholders and includes cash distributions
We include Brookfield Properties on a fully consolidated basis in our segmented basis of presentation and accordingly the interests of others in these operations are reflected in both the total and net results. The other entities shown above are presented on a deconsolidated basis in our segmented analysis, and, as a result, the interests of other shareholders are presented in total invested capital and total operating cash flow only. These interests are discussed as appropriate within each of the operating segments. The total operating cash flow attributable to these interests is shown as a deduction in arriving at the net operating cash flow for each respective business unit.
Operating cash flow distributed to other non-controlling shareholders in the form of cash dividends totalled $42 million ($29 million on a net basis) in the third quarter of 2007 compared with $35 million ($22 million on a net basis) for the same period in 2006. The undistributed cash flows attributable to non-controlling shareholders are retained in the respective operating businesses and are available to expand their operations, reduce indebtedness or repurchase equity.
Preferred Equity
Preferred equity represents perpetual floating rate preferred shares that provide an attractive form of permanent equity leverage to our common shares.

					Operating Cash Flow [2]
	Cost of Capital[1]		Book Value		(Three months ended)
AS AT AND FOR THE THREE MONTHS ENDED	Sept. 30	Dec. 31	Sept. 30	Dec. 31	September 30
(MILLIONS)	2007	2006	2007	2006	2007	2006

Preferred equity	5%	6%	$870	$689	$13	$7

1	As a percentage of average book value

2	Dividends
We issued C$200 million of 4.75% perpetual preferred shares during the second quarter, in addition to an issue of equivalent amount and terms in late 2006.
34       Brookfield Asset Management | Q3 /2007 Interim Report

Common Equity
On a diluted basis, Brookfield had 609.5 million common shares outstanding at quarter end with an aggregate book value of $6.3 billion or $11.17 per share. The market capitalization of our common shares on September 30, 2007 was $23.9 billion or $38.50 per share. The difference of $17.6 billion (2006 – $14.5 billion) reflects in part the appreciation in the value of our assets that is not reflected in our book values due to accounting depreciation and economic appreciation, and acquisitions that were completed at a discount to long-term value.
The number of shares outstanding decreased by 1.3 million shares on a diluted basis during the first nine months of 2007. We repurchased 4.5 million common shares under issuer bids at an average price of $33 per share and issued 3.6 million options in connection with annual compensation awards.
Brookfield has two classes of common shares outstanding: Class A and Class B. Each class of shares elects one-half of the Corporation’s Board of Directors. The Class B shares are held by Partners Ltd., a private company owned by 45 individuals, including a number of the senior executive officers of Brookfield, who collectively hold direct and indirect beneficial interests in approximately 103 million Class A shares representing an approximate 17% equity interest in the company. Further details on Partners Ltd. can be found in the company’s management information circular.
Deconsolidated Capitalization
The capitalization of the Corporation on a deconsolidated basis (i.e. excluding the capitalization of Brookfield Properties Corporation and other entities included in our consolidated financial statements), together with relevant credit statistics, is as follows:

					Operating Cash Flow (Three months ended)
	Market Value[1]		Book Value		Underlying		Remitted
AS AT AND FOR THE THREE MONTHS ENDED	Sept. 30	Dec. 31	Sept. 30	Dec. 31	Sept. 30	Sept. 30	Sept. 30	Sept. 30
(MILLIONS)	2007	2006	2007	2006	2007	2006	2007	2006

Corporate borrowings	$2,482	$1,507	$2,482	$1,507	$41	$31	$41	$31
Subsidiary borrowings [2]	674	668	674	668	16	18	16	18
Other liabilities	1,454	983	1,454	983	69	49	69	49
Capital securities	519	663	519	663	7	11	7	11
Non-controlling interests	38	69	38	69	—	—	—	—
Shareholders’ equity
Preferred equity	870	689	870	689	13	7	13	7
Common equity	23,946	19,947	6,328	5,395	308	361	290	298

Total capitalization / cash flows	$29,983	$24,526	$12,365	$9,974	$454	$477	$436	$414

Debt to total capitalization [3]	11%	9%	26%	22%
Interest coverage [4]					8x	10x	8x	8x
Fixed charge coverage [5]					6x	7x	6x	6x

1	Common equity values based on period end market prices

2	Guaranteed by the Corporation or issued by corporate subsidiaries

3	Corporate and subsidiary borrowings as a percentage of total capitalization

4	Total cash flows divided by interest on corporate and subsidiary borrowings

5	Total cash flows divided by interest on corporate and subsidiary borrowings and distributions on capital securities and preferred equity
We target a debt to capitalization level on a book value basis of between 20% and 30%.
Our financial assets, associated deposits and liabilities and committed bank facilities are described further on pages 30 and 31 of this report and represent liquidity of $2.8 billion as at September 30, 2007. We held $2.1 billion of similar liquidity at the end of 2006.
Brookfield Asset Management | Q3 /2007 Interim Report      35

Other Assets and Liabilities
Other Assets
The following is a summary of other assets:

	Invested Capital						Operating Cash Flow (Three months ended)
	Total			Net			Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	Sept. 30	Jun. 30	Dec. 31	Sept. 30	Jun. 30	Dec. 31	September 30		September 30
(MILLIONS)	2007	2007	2006	2007	2007	2006	2007	2006	2007	2006

Accounts receivable	$478	$434	$386	$478	$434	$386
Restricted cash	505	538	517	505	538	517
Intangible assets	132	133	130	132	133	130
Prepaid and other assets	903	814	888	903	814	888

	$2,018	$1,919	$1,921	$2,018	$1,919	$1,921	$—	$—	$—	$—

Other assets include working capital balances employed in our business that are not directly attributable to specific operating units. The magnitude of these balances varies somewhat based on seasonal variances. The net balances include $932 million (2006 – $846 million) associated with Brookfield Properties Corporation and $1,086 million (2006 – $1,075 million) associated with the Corporation.
Other Liabilities and Operating Costs

	Invested Capital						Operating Cash Flow (Three months ended)
	Total			Net			Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	Sept. 30	Jun. 30	Dec. 31	Sept. 30	Jun. 30	Dec. 31	September 30		September 30
(MILLIONS)	2007	2007	2006	2007	2007	2006	2007	2006	2007	2006

Accounts payable	$1,857	$1,656	$1,778	$1,325	$1,002	$952
Insurance liabilities	1,770	1,789	1,619	—	—	—
Deferred tax liability	1,077	1,227	436	402	402	349
Other liabilities	3,637	3,108	2,664	494	359	470

Other operating costs
Corporate and asset management							$65	$40	$62	$33
Property services expenses							43	30	43	30
Cash taxes							(6)	23	(5)	2

	$8,341	$7,780	$6,497	$2,221	$1,763	$1,771	$102	$93	$100	$65

Accounts payable and other liabilities, which on a net basis include $767 million associated with Brookfield Properties ($616 million at year end). Deferred taxes represent future tax obligations that arise largely due to holding assets whose book value exceeds their value for tax purposes. The increase in these balances on a total basis since year end relate primarily to the difference between our purchase cost of Longview Fibre and the underlying tax basis of the acquired assets. We expect to be able to restructure our ownership of this business so that the accounting liability will not give rise to any material cash outlay.
Operating costs include those of Brookfield Properties, and reflect the costs of our asset management activities as well as costs which are not directly attributable to specific business units. Corporate and asset management costs increased from $35 million in 2006 to $68 million in 2007 on a net basis, due to the continued expansion of our business and increased level of activity, in particular costs associated with the integration of a major property portfolio, a number of major corporate and asset management initiatives and the expanded resources requirements.
Cash taxes relate principally to the taxable income generated within our operations and in jurisdictions that cannot be fully offset by tax losses elsewhere in the business. The decline in cash taxes is due primarily to reduced taxable income within our U.S. residential business.
36      Brookfield Asset Management | Q3 /2007 Interim Report

SUPPLEMENTAL ANALYSIS OF CONSOLIDATED FINANCIAL STATEMENTS
The information in this section enables the reader to reconcile this basis of presentation to that employed in our Review of Operating Platforms. We also provide additional information for items not covered within that section. The tables presented on pages 43 to 45 provide a detailed reconciliation between our consolidated financial statements and the basis of presentation throughout the balance of this report.
Consolidated Statements of Income
The following table summarizes our consolidated statements of net income:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEPTEMBER 30 (MILLIONS)	2007	2006	2007	2006

Revenues	$2,219	$1,405	$6,185	$3,993

Net operating income	909	855	3,137	2,271
Expenses
Interest	(454)	(291)	(1,276)	(765)
Current income taxes	6	(23)	(40)	(74)
Asset management and other operating costs	(108)	(70)	(323)	(225)
Non-controlling interests in the foregoing	(103)	(108)	(512)	(326)

	250	363	986	881
Other items, net of non-controlling interests	(157)	(118)	(545)	(322)

Net income	$93	$245	$441	$559

Revenues

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEPTEMBER 30 (MILLIONS)	2007	2006	2007	2006

Property	$958	$694	$2,741	$2,048
Power generation	196	182	716	675
Infrastructure	187	134	495	263
Specialty funds	264	78	920	215
Investment income and other	614	317	1,313	792

	$2,219	$1,405	$6,185	$3,993

Property revenues increased due to the expansion of our operations including the acquisition of the U.S. portfolio in late 2006, which contributed revenues of $228 million and $667 million respectively, during the three months and nine months ended September 30, 2007. Within our infrastructure operations, revenues increased with the acquisition of the Pacific Northwest operations during the second quarter of 2007; and for the first six months of 2007, we consolidated the results of the electricity transmission system in Chile that we acquired in June 2006. Our specialty funds’ revenues increased due to the consolidation of revenues from Western Forest Products and Concert Industries and increased yields from loans issued during the year.
Net Operating Income
Net operating income includes the following items from our consolidated statement of income: fees earned; other operating revenues less direct operating expenses; investment and other income; and realization gains. These items are described for each business unit in the Review of Operating Platforms beginning on page 16.
The following table reconciles total operating cash flow in the segmented basis of presentation presented on page 9 and net operating income:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEPTEMBER 30 (MILLIONS)	2007	2006	2007	2006

Total operating cash flow	$980	$860	$3,483	$2,332
Less: dividends from equity accounted investments	(5)	(5)	(15)	(61)
exchangeable debenture gains	(66)	—	(331)	—

Net operating income	$909	$855	$3,137	$2,271

Brookfield Asset Management | Q3 /2007 Interim Report      37

Expenses
The following table reconciles total interest expense to the categories discussed in the Review of Operating Platforms and Capital Resources and Liquidity sections.

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEPTEMBER 30 (MILLIONS)	2007	2006	2007	2006

Corporate borrowings	$41	$31	$102	$93
Property-specific mortgages	312	178	894	464
Subsidiary borrowings	80	58	214	136
Capital securities	21	24	66	72

	$454	$291	$1,276	$765

Corporate interest expense for the quarter increased due to higher rates as well as increased borrowing levels established to provide for the Multiplex acquisition. Property-specific and subsidiary borrowing expenses aggregated $392 million during the quarter, compared with $236 million in the comparable quarter last year. The increase is due to secured debt on properties acquired in late 2006 and thus far in 2007, the up-financing of our One Liberty Plaza property from $400 million to $850 million as well as associated breakage costs. Interest costs also reflect debt associated with the acquisition of the Pacific Northwest timberland operations in April 2007.
The interests of non-controlling parties in net operating income less expenses aggregated $103 million on a consolidated basis during the quarter, compared with $108 million on a similar basis during 2006. The decrease was due to a lower level of operating cash flows within existing partially owned operations, including our U.S. homebuilding operations. The composition of non-controlling interests is detailed in the table on page 34.
Other Items
Other items are summarized in the following table, and include items that are non-cash in nature and not considered by us to form part of our operating cash flow. Accordingly, they are included in the reconciliation between net income and operating cash flow presented on page 10.

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEPTEMBER 30 (MILLIONS)	2007	2006	2007	2006

Depreciation and amortization	$(250)	$(136)	$(740)	$(367)
Equity accounted losses from investments	—	(7)	(68)	(26)
Provisions and other	(33)	4	(17)	94
Future income taxes	11	(49)	(123)	(206)
Non-controlling interests in the foregoing items	115	70	403	183

	$(157)	$(118)	$(545)	$(322)

Depreciation and amortization prior to non-controlling interests increased due to the acquisition of additional assets in a number of segments during 2006. Depreciation and amortization for each principal operating segment is summarized in the following table:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEPTEMBER 30 (MILLIONS)	2007	2006	2007	2006

Property	$152	$62	$448	$178
Power generation	39	30	116	92
Infrastructure	34	22	112	42
Specialty funds and private equity investments	24	20	60	50
Other	1	2	4	5

	$250	$136	$740	$367

The increase in depreciation charges during the quarter includes $86 million relating to core office properties acquired since late 2006. The infrastructure category includes depreciation and amortization of timberlands and industrial assets acquired upon our purchase of Longview Fibre in the second quarter of 2007, offset by the exclusion of similar charges relating to our Chilean transmission operations as we no longer consolidate these results.
38       Brookfield Asset Management | Q3 /2007 Interim Report

The following table summarizes earnings from our equity accounted investments for the third quarter of 2007 and 2006:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEPTEMBER 30 (MILLIONS)	2007	2006	2007	2006

Norbord	$—	$3	$(12)	$37
Fraser Papers	—	(3)	(24)	(56)
Stelco	—	(7)	(32)	(7)

	$—	$(7)	$(68)	$(26)

Norbord and Fraser Papers were impacted by low product prices in North America. Fraser Papers also faced higher input costs and incurred additional restructuring charges. We record our share of Stelco’s results one quarter in arrears, however because the carrying value to our investment is nominal, we did not record any amount in respect of their second quarter results.
Provisions and other, which largely represent revaluation items, contributed a loss of $33 million in the third quarter compared with an income of $4 million in 2006 and are summarized in the following table:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEPTEMBER 30 (MILLIONS)	2007	2006	2007	2006

Norbord exchangeable debentures	$(2)	$24	$(10)	$74
Interest rate contracts	(54)	(20)	2	20
Power contracts	(5)	—	(25)	—
Other	28	—	16	—

	$(33)	$4	$(17)	$94

Revaluation items are non-cash accounting adjustments that we are required to record under GAAP to reflect changes in value of contractual arrangements that we do not believe are appropriately included in operating cash flow. Items being revalued include debentures issued by us that are exchangeable into 20 million Norbord common shares, which are revalued based on changes in the Norbord share price during the period. We hold the 20 million shares into which the debentures are exchangeable, but are not permitted to mark the investment to market.
Revaluation items also include the impact of revaluing fixed rate financial contracts that we maintain in order to provide an economic hedge against the impact of possible higher interest rates on the value of our long duration interest sensitive assets. The U.S. 10-year treasury rate moved from 5.03% to 4.59% between June 30th and September 30th of this year, which led to a $54 million decline in the value of these contracts ($2 million gain on a year-to-date basis), however we believe that this is offset by a corresponding impact on the value of the assets being hedged. Accounting rules require that we revalue these contracts each period even if the corresponding assets are not revalued.
Within our power operations, we enter into long-term contracts to provide generation capacity, and are required to record changes in the value of these contracts through net income whereas we are not permitted to record the corresponding increase in the value of the capacity that we have pre-sold.
Our future income tax provision was lower than in 2006 on a year-to-date basis, due principally to the inclusion in that year of charges related to a reduction in income tax rates that lowered the value of our tax pools. Future income taxes in the first and third quarters of 2007 included a reversal of an income tax liability associated with our U.S. homebuilding operations following the receipt of a final assessment from income tax authorities in respect of a prior tax year.
Brookfield Asset Management | Q3 /2007 Interim Report      39

Consolidated Balance Sheets
Total assets at book value increased to $46.5 billion as at September 30, 2007 from $44.0 billion at June 30, 2007 and $40.7 billion at the end of 2006.

	Book Value
	Sept. 30	Jun. 30	Dec. 31
(MILLIONS)	2007	2007	2006

Assets
Cash and cash equivalents and financial assets	$4,003	$3,532	$2,869
Investments	967	1,018	775
Accounts receivable and other	7,082	6,518	5,951
Goodwill	777	668	669
Operating assets
Property, plant and equipment	30,727	29,297	28,082
Securities	2,254	2,245	1,711
Loans and notes receivable	663	751	651

	$46,473	$44,029	$40,708

Investments
Investments represent equity accounted interests in partially owned companies including Norbord, Fraser Papers and Stelco, as set forth in the following table, which are discussed further within the relevant business segments in the Review of Operating Platforms.

		% of Investment			Book Value
	Business	Sept. 30	Jun. 30	Dec. 31	Sept. 30	Jun. 30	Dec. 31
(MILLIONS)	Segment	2007	2007	2006	2007	2007	2006

Norbord Inc.	Investments	41%	38%	38%	$187	$163	$178
Fraser Papers Inc.	Investments	56%	49%	49%	—	120	141
Stelco Inc.	Specialty Funds	23%	23%	23%	—	—	44
Real Estate Finance Fund	Specialty Funds	27%	27%	33%	178	141	139
Chile transmission	Transmission	28%	28%	28%	332	327	—
Brazil transmission	Transmission	7.5-25%	7.5-25%	7.5-25%	174	171	157
Other	Various				96	96	116

Total					$967	$1,018	$775

We increased our investment in Norbord to 59.5 million shares through the purchase of 5.1 million shares at a cost of $36 million. We began accounting for our investment in Fraser Papers on a consolidated basis following the increase in our ownership to 56%. Our investment in Stelco had nominal book value at the end of the third quarter. The purchase of Stelco by U.S. Steel was approved on October 31, 2007. We expect to receive $262 million in proceeds for our investment and to record an estimated $250 million pre-tax gain. We syndicated a portion of our interest in the Real Estate Finance Fund to an institutional investor during the third quarter. We commenced accounting for our 28% interest in the Chilean transmission operations on an equity accounted basis on June 30, 2007 following a change in the ownership structure and consolidated the operations at that time. The Brazil transmission investments consist of interests in transmission concessions ranging from 7.5% to 25% that we account for using the equity method as a result of the significant influence that we exercise.
Accounts Receivable and Other

	Book Value
	Sept. 30	Jun. 30	Dec. 31
(MILLIONS)	2007	2007	2006

Accounts receivable	$1,968	$1,754	$1,593
Prepaid expenses and other assets	3,559	3,213	3,053
Restricted cash	841	957	960
Inventory	714	594	345

	$7,082	$6,518	$5,951

40       Brookfield Asset Management | Q3 /2007 Interim Report

These balances include amounts receivable by the company in respect of contracted revenues owing but not yet collected, and dividends, interest and fees owing to the company. Prepaid expenses and other assets include amounts accrued to reflect the straight-lining of long-term contracted revenues and capitalized lease values in accordance with accounting guidelines. Prepaid and other include lease values and other tenant relationships on the purchase of the U.S. core office portfolio in late 2006. Restricted cash represents cash balances placed on deposit in connection with financing arrangements and insurance contracts, including the defeasement of long-term property-specific mortgages. The distribution of these assets among our business units is presented in the tables on page 43.
Goodwill
Goodwill represents purchase consideration that is not specifically allocated to the tangible and intangible assets being acquired. The balance as at September 30, 2007 includes $591 million of goodwill incurred on the acquisition of Longview Fibre Company during the third quarter of 2007 as discussed within the Infrastructure segment. Goodwill as at December 31, 2006 included an amount of $483 million that arose from the purchase of a transmission system in Chile during 2006. We commenced equity accounting this investment in June 2007 and accordingly no longer present this amount as goodwill as it is imbedded within the carrying value of the investment.
Property, Plant and Equipment

	Book Value
	Sept. 30	Jun. 30	Dec. 31
(MILLIONS)	2007	2007	2006

Property
Commercial properties	$17,401	$17,069	$17,091
Residential properties	1,731	1,533	1,444
Development properties	2,417	2,062	1,679

	21,549	20,664	20,214
Power generation	5,057	4,713	4,309
Infrastructure	3,067	3,232	2,940
Other plant and equipment	1,054	688	619

	$30,727	$29,297	$28,082

The changes in these balances are discussed within each of the relevant business units within our Review of Operating Platforms. Commercial properties includes core office, opportunity and retail property assets.
Securities
Securities include $1.7 billion (2006 – $1.4 billion) of largely fixed income securities held through our insurance operations, as well as our $182 million (2006 – $182 million) common share investment in Canary Wharf Group, which is included in our core office property operations and continues to be carried at historic cost.
Loans and Notes Receivable
Loans and notes receivable consist largely of loans advanced by our bridge lending operations, included in specialty funds.
Brookfield Asset Management | Q3 /2007 Interim Report      41

Consolidated Statements of Cash Flows
The following table summarizes the company’s cash flows on a consolidated basis:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEPTEMBER 30 (MILLIONS)	2007	2006	2007	2006

Operating activities	$816	$26	$1,534	$669
Financing activities	969	959	2,558	2,329
Investing activities	(782)	(934)	(2,958)	(3,222)

Increase (decrease) in cash and cash equivalents	$1,003	$51	$1,134	$(224)

Operating Activities
Cash flow from operating activities is reconciled to the operating cash flow measure utilized elsewhere in this report as follows:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEPTEMBER 30 (MILLIONS)	2007	2006	2007	2006

Operating cash flow	$321	$368	$1,332	$942
Adjust for:
Net change in working capital balances and other	500	(415)	183	(479)
Gain on sale of exchangeable debenture	(66)	—	(331)	—
Undistributed non-controlling interests in cash flow	61	73	350	206

Cash flow from operating activities	$816	$26	$1,534	$669

Operating cash flow is discussed in detail elsewhere in this report. Changes in working capital balances due include proceeds from the sale of financed assets during the quarter.
We retained $61 million (2006 – $73 million) of operating cash flow within our consolidated subsidiaries in excess of that distributed by way of dividends.
Financing Activities
Financing activities generated $969 million of cash during the third quarter of 2007, compared with $959 million in 2006. During the quarter, we completed a number of refinancings within our property, power and infrastructure operations, including a major core office property refinancing, lengthening our maturity profile, although the net debt levels were relatively unchanged.
During the third quarter of 2007, we increased corporate borrowings by $552 million to establish funding for our acquisition of Multiplex. We also redeemed higher cost securities during the first and third quarters of the year and repurchased 4.5 million common shares under issuer bids.
We paid shareholder distributions to holders of our common and preferred shares totalling $86 million (2006 – $68 million), and repurchased our core office and residential property subsidiaries.
Investing Activities
We invested net capital of $782 million on a consolidated basis during the third quarter of 2007, compared with a net investment of $934 million during the same period in 2006. We increased our investment in office properties within our core office and opportunity property groups, and invested additional capital through the acquisition and development of power facilities.
42       Brookfield Asset Management | Q3 /2007 Interim Report

Reconciliation of Segmented Disclosure to Consolidated Financial Statements

Balance Sheet	AS AT SEPTEMBER 30, 2007
						Cash and
				Specialty	Invest-	Financial	Other
(MILLIONS)	Property	Power	Infrastructure	Funds	ments	Assets	Assets	Corporate	Consolidated

Assets
Operating assets
Property, plant and equipment
Property	$21,338	$—	$105	$—	$106	$—	$—	$—	$21,549
Power generation	—	5,057	—	—	—	—	—	—	5,057
Infrastructure	—	—	3,067	—	—	—	—	—	3,067
Other plant and equipment	—	—	—	646	408	—	—	—	1,054
Securities	182	—	—	2	2,070	—	—	—	2,254
Loans and notes receivable	—	—	—	560	103	—	—	—	663
Cash and cash equivalents	291	52	44	39	280	1,632	—	—	2,338
Financial assets	(46)	554	—	129	—	1,028	—	—	1,665
Investments	15	—	506	199	222	25	—	—	967
Accounts receivable and other	2,138	591	104	420	1,623	305	1,901	—	7,082
Goodwill	—	33	591	—	36	—	117	—	777

Total assets	$23,918	$6,287	$4,417	$1,995	$4,848	$2,990	$2,018	$—	$46,473

Liabilities and shareholders’ equity
Corporate borrowings	$—	$—	$—	$—	$—	$—	$—	$2,482	$2,482
Property-specific financing	13,257	3,150	1,881	—	—	—	—	—	18,288
Other debt of subsidiaries	2,308	802	8	202	397	150	—	674	4,541
Accounts payable and other liabilities	1,579	655	660	223	2,576	427	—	2,221	8,341
Capital securities	—	—	—	—	—	—	—	1,577	1,577
Non-controlling interests in net assets	1,022	217	322	356	313	15	—	1,801	4,046
Preferred equity	—	—	—	—	—	—	—	870	870
Common equity / net invested capital	5,752	1,463	1,546	1,214	1,562	2,398	2,018	(9,625)	6,328

Total liabilities and shareholders’ equity	$23,918	$6,287	$4,417	$1,995	$4,848	$2,990	$2,018	$—	$46,473

	AS AT DECEMBER 31, 2006
						Cash and
				Specialty	Invest-	Financial	Other
(MILLIONS)	Property	Power	Infrastructure	Funds	ments	Assets	Assets	Corporate	Consolidated

Assets
Operating assets
Property, plant and equipment
Property	$20,105	$—	$111	$—	$(2)	$—	$—	$—	$20,214
Power generation	—	4,309	—	—	—	—	—	—	4,309
Infrastructure	—	—	2,940	—	—	—	—	—	2,940
Other plant and equipment	—	—	—	453	166	—	—	—	619
Securities	182	—	—	29	1,500	—	—	—	1,711
Loans and notes receivable	—	—	—	645	6	—	—	—	651
Cash and cash equivalents	418	86	35	42	318	305	—	—	1,204
Financial assets	(15)	532	81	23	—	1,044	—	—	1,665
Investments	—	—	157	160	439	19	—	—	775
Accounts receivable and other	1,454	436	526	445	990	305	1,795	—	5,951
Goodwill	—	27	483	—	33	—	126	—	669

Total assets	$22,144	$5,390	$4,333	$1,797	$3,450	$1,673	$1,921	$—	$40,708

Liabilities and shareholders’ equity
Corporate borrowings	$—	$—	$—	$—	$—	$—	$—	$1,507	$1,507
Property-specific financing	12,470	2,704	1,974	—	—	—	—	—	17,148
Other debt of subsidiaries	1,889	684	596	175	67	74	—	668	4,153
Accounts payable and other liabilities	1,380	419	317	250	1,914	446	—	1,771	6,497
Capital securities	—	—	—	—	—	—	—	1,585	1,585
Non-controlling interests in net assets	849	215	582	190	65	4	—	1,829	3,734
Preferred equity	—	—	—	—	—	—	—	689	689
Common equity / net invested capital	5,556	1,368	864	1,182	1,404	1,149	1,921	(8,049)	5,395

Total liabilities and shareholders’ equity	$22,144	$5,390	$4,333	$1,797	$3,450	$1,673	$1,921	$—	$40,708

Brookfield Asset Management | Q3 /2007 Interim Report     43

Results from Operations	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007
							Investment
	Asset				Specialty		Income /
(MILLIONS)	Management	Property	Power	Infrastructure	Funds	Investments	Gains	Corporate	Consolidated

Fees earned	$323	$—	$—	$—	$—	$—	$—	$—	$323
Revenues Less Direct Operating Costs
Property	—	1,435	—	7	—	(5)	—	—	1,437
Power generation	—	—	463	—	—	—	—	—	463
Infrastructure	—	—	—	257	—	—	—	—	257
Specialty funds	—	—	—	—	137	—	—	—	137
Investment and other income	—	1	—	14	9	190	306	—	520

	323	1,436	463	278	146	185	306	—	3,137

Expenses
Interest	—	662	205	145	16	25	8	215	1,276
Asset management and other operating costs	—	—	—	—	—	16	—	307	323
Current income taxes	—	3	6	5	2	19	—	5	40
Non-controlling interests	—	118	44	38	21	25	—	266	512

Net income before the following	323	653	208	90	107	100	298	(793)	986
Dividends from equity accounted investments	—	—	—	—	—	15	—	—	15
Exchangeable debenture gain	—	—	—	—	—	—	331	—	331

Cash flow from operations	323	653	208	90	107	115	629	(793)	1,332
Preferred share dividends	—	—	—	—	—	—	—	32	32

Cash flow to common shareholders	$323	$653	$208	$90	$107	$115	$629	$(825)	$1,300

	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
							Investment
	Asset				Specialty		Income /
(MILLIONS)	Management	Property	Power	Infrastructure	Funds	Investments	Gains	Corporate	Consolidated

Fees earned	$187	$—	$—	$—	$—	$—	$—	$—	$187
Revenues Less Direct Operating Costs
Property	—	999	—	—	—	—	—	—	999
Power generation	—	—	478	—	—	—	—	—	478
Infrastructure	—	—	—	156	—	—	—	—	156
Specialty funds	—	—	—	—	97	—	—	—	97
Investment and other income	—	—	—	—	—	26	328	—	354

	187	999	478	156	97	26	328	—	2,271

Expenses
Interest	—	281	171	69	5	25	—	214	765
Asset management and other operating costs	—	—	—	—	—	13	—	212	225
Current income taxes	—	56	—	—	1	15	—	2	74
Non-controlling interests	—	55	36	22	4	8	16	185	326

Net income before the following	187	607	271	65	87	(35)	312	(613)	881
Dividends from equity accounted investments	—	—	—	—	—	61	—	—	61

Cash flow from operations	187	607	271	65	87	26	312	(613)	942
Preferred share dividends	—	—	—	—	—	—	—	27	27

Cash flow to common shareholders	$187	$607	$271	$65	$87	$26	$312	$(640)	$915

44     Brookfield Asset Management | Q3 /2007 Interim Report

Results from Operations	FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2007
							Investment
	Asset				Specialty		Income /
(MILLIONS)	Management	Property	Power	Infrastructure	Funds	Investments	Gains	Corporate	Consolidated

Fees earned	$96	$—	$—	$—	$—	$—	$—	$—	$96
Revenues Less Direct Operating Costs Property	—	388	—	3	—	(1)	—	—	390
Power generation	—	—	105	—	—	—	—	—	105
Infrastructure	—	—	—	54	—	—	—	—	54
Specialty funds	—	—	—	—	16	—	—	—	16
Investment and other income	—	1	—	8	7	83	149	—	248

	96	389	105	65	23	82	149	—	909
Expenses
Interest	—	244	72	30	7	19	4	78	454
Asset management and other operating costs	—	—	—	—	—	3	—	105	108
Current income taxes	—	(8)	1	1	1	4	—	(5)	(6)
Non-controlling interests	—	4	12	7	(4)	19	—	65	103

Net income before the following	96	149	20	27	19	37	145	(243)	250
Dividends from equity accounted investments	—	—	—	—	—	5	—	—	5
Exchangeable debenture gain	—	—	—	—	—	—	66	—	66

Cash flow from operations	96	149	20	27	19	42	211	(243)	321
Preferred share dividends	—	—	—	—	—	—	—	13	13

Cash flow to common shareholders	$96	$149	$20	$27	$19	$42	$211	$(256)	$308

	FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2006
							Investment
	Asset				Specialty		Income /
(MILLIONS)	Management	Property	Power	Infrastructure	Funds	Investments	Gains	Corporate	Consolidated

Fees earned	$64	$—	$—	$—	$—	$—	$—	$—	$64
Revenues Less Direct Operating Costs
Property	—	380	—	—	—	—	—	—	380
Power generation	—	—	122	—	—	—	—	—	122
Infrastructure	—	—	—	80	—	—	—	—	80
Specialty funds	—	—	—	—	29	—	—	—	29
Investment and other income	—	—	—	—	—	36	144	—	180

	64	380	122	80	29	36	144	—	855
Expenses
Interest	—	103	58	54	3	—	—	73	291
Asset management and other operating costs	—	—	—	—	—	6	—	64	70
Current income taxes	—	14	—	—	1	7	—	1	23
Non-controlling interests	—	18	5	9	1	9	11	55	108

Net income before the following	64	245	59	17	24	14	133	(193)	363
Dividends from equity accounted investments	—	—	—	—	—	5	—	—	5

Cash flow from operations	64	245	59	17	24	19	133	(193)	368
Preferred share dividends	—	—	—	—	—	—	—	7	7

Cash flow to common shareholders	$64	$245	$59	$17	$24	$19	$133	$(200)	$361

Brookfield Asset Management | Q3 /2007 Interim Report     45

SUPPLEMENTAL INFORMATION
This section contains information required by applicable continuous disclosure guidelines and to facilitate additional analysis.
Quarterly Results
Net income for the eight recently completed quarters are as follows:

	2007			2006				2005
(MILLIONS)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Total revenues	$2,219	$2,125	$1,841	$2,904	$1,405	$1,405	$1,183	$1,740

Fees earned	96	95	132	70	64	69	54	106
Revenues less direct operating costs
Property	390	513	534	865	380	337	282	461
Power generation	105	170	188	142	122	156	200	128
Infrastructure	54	114	89	70	80	30	46	15
Specialty funds	16	59	62	131	29	29	39	11
Investment and other income	248	143	129	227	180	84	90	8

	909	1,094	1,134	1,505	855	705	711	729

Expenses
Interest	454	424	398	420	291	250	224	229
Asset management and other operating costs	108	105	110	108	70	84	71	87
Current income taxes	(6)	26	20	68	23	37	14	88
Non-controlling interest in net income before the following	103	204	205	142	108	118	100	151

Net income before the following	250	335	401	767	363	216	302	174
Equity accounted income (loss) from investments	—	(29)	(39)	(10)	(7)	3	(22)	9
Depreciation and amortization	(250)	(267)	(223)	(233)	(136)	(127)	(104)	(103)
Provisions and other	(33)	11	5	(37)	4	70	20	10
Future income taxes	11	(69)	(65)	3	(49)	(86)	(71)	(5)
Non-controlling interests in the foregoing items	115	172	116	121	70	59	54	66

Net income	$93	$153	$195	$611	$245	$135	$179	$151

Cash flow from operations for the last eight quarters are as follows:

	2007			2006				2005
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Net income before the following	$250	$335	$401	$767	$363	$216	$302	$174
Dividends from equity accounted investments	5	5	5	5	5	51	5	5
Dividends from Canary Wharf	—	—	—	87	—	—	—	73
Exchangeable debenture gain	66	100	165	—	—	—	—	—

Cash flow from operations and gains	321	440	571	859	368	267	307	252
Preferred share dividends	13	10	9	8	7	10	10	10

Cash flow to common shareholders	$308	$430	$562	$851	$361	$257	$297	$242

Common equity – book value	$6,328	$6,337	$6,061	$5,395	$4,905	$4,721	$4,663	$4,514
Common shares outstanding [1]	581.0	583.6	582.2	581.8	581.0	580.2	579.8	579.6
Per common share [1]
Cash flow from operations	$0.52	$0.72	$0.93	$1.42	$0.60	$0.43	$0.50	$0.41
Net income	0.13	0.24	0.31	1.01	0.40	0.20	0.29	0.24
Dividends	0.12	0.12	0.11	0.11	0.11	0.11	0.07	0.07
Book value	11.17	11.07	10.59	9.37	8.60	8.31	8.19	7.87
Market trading price (NYSE)	38.50	39.90	34.84	32.12	29.56	27.08	24.47	22.37
Market trading price (TSX) – C$	38.15	42.61	40.23	37.57	32.95	29.91	28.57	26.05

1	Adjusted to reflect three-for-two stock split
46     Brookfield Asset Management | Q3 /2007 Interim Report

Contractual Obligations AND Guarantees
Our annual report contains a table and description of our contractual obligations, which consist largely of long-term financial obligations, as well as commitments to provide bridge financing, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations in the normal course of business.
Corporate Dividends
The distributions paid by Brookfield on outstanding securities during the first nine months of 2007 and the same period in 2006 and 2005 are as follows:

	Distribution per Security
	2007	2006	2005

Class A Common Shares [1]	$0.35	$0.29	$0.20
Class A Preferred Shares
Series 2	0.72	0.65	0.46
Series 3 2	—	—	1,678.73
Series 4 + Series 7	0.72	0.65	0.46
Series 8	0.76	0.78	0.54
Series 9	0.74	0.93	0.87
Series 10	0.97	0.95	0.88
Series 11	0.93	0.91	0.85
Series 12	0.92	0.90	0.83
Series 13	0.72	0.65	0.46
Series 14	2.58	2.27	1.65
Series 15	0.82	0.73	0.46
Series 17 3	0.81	—	—
Series 18 4	0.58	—	—
Preferred Securities
Due 2050 5	0.01	1.39	1.28
Due 2051 6	0.95	1.38	1.28

1	Adjusted to reflect three-for-two stock split

2	Redeemed November 8, 2005

3	Issued November 20, 2006

4	Issued May 9, 2007

5	Redeemed January 2, 2007

6	Redeemed July 3, 2007
Additional Share Data
Basic and Diluted Earnings Per Share
The components of basic and diluted earnings per share for the third quarter of 2007 and 2006 are summarized in the following table:

	Three Months Ended September 30		Nine Months Ended September 30
(MILLIONS)	2007	2006[1]	2007	2006[1]

Net income	$93	$245	$441	$559
Preferred share dividends	(13)	(7)	(32)	(27)

Net income available for common shareholders	$80	$238	$409	$532

Weighted average – common shares	582	580	582	580
Dilutive effect of the conversion of notes and options using treasury stock method	19	17	18	17

Common shares and common share equivalents	601	597	600	597

1	Share numbers are adjusted to reflect three-for-two stock split
Brookfield Asset Management | Q3 /2007 Interim Report     47

Issued and Outstanding Common Shares
During the nine months ended September 30, 2007 and the year ended December 31, 2006, the number of issued and outstanding common shares changed as follows:

	Nine months ended	Six months ended	Year ended
(MILLIONS)	September 30, 2007	June 30, 2007 [1]	December 31, 2006 [1]

Outstanding at beginning of period	581.8	581.8	579.6
Issued (repurchased)
Dividend reinvestment plan	0.1	—	0.1
Management share option plan	3.6	2.2	2.4
Issuer bid purchases	(4.5)	(0.4)	(0.3)

Outstanding at end of period	581.0	583.6	581.8
Unexercised options	28.5	29.8	29.0

Total diluted common shares at end of period	609.5	613.4	610.8

1	Adjusted to reflect three-for-two stock split
In calculating our book value per common share, the cash value of our unexercised options of $480 million (2006 – $328 million) is added to the book value of our common share equity of $6,328 million (2006 – $5,395 million) prior to dividing by the total diluted common shares presented above.
Related-Party Transactions
In the normal course of operations, the company enters into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the consolidated financial statements. There were no such transactions, individually or in aggregate, that were material to our overall operations.
Changes in Accounting Policies
In 2005, the CICA issued four new accounting standards: Handbook Section 1530, Comprehensive Income (Section 1530), Handbook Section 3855, Financial Instruments – Recognition and Measurement (Section 3855), Handbook Section 3865, Hedges (Section 3865) and Handbook Section 3861, Financial Instruments – Disclosure and Presentation (Section 3861), which provides disclosure and presentation requirements related to the aforementioned standards. These new standards became effective for the company on January 1, 2007.
Comprehensive Income
Section 1530 introduces Comprehensive Income and represents changes in Shareholders’ Equity during a period arising from transactions and other events with non-owner sources. Other Comprehensive Income (OCI) includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, unrealized gains and losses on derivatives designated to hedge self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. The Interim Consolidated Financial Statements include a Statement of Comprehensive Income. Accumulated Other Comprehensive Income (AOCI), is presented as a new category of Shareholders’ Equity in the Consolidated Balance Sheet.
Financial Instruments – Recognition and Measurement
Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities including derivatives be recognized on the balance sheet when we become a party to the contractual provisions of the financial instrument or a non-financial derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related-party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities. Transaction costs related to trading financial assets or liabilities are expensed as incurred. For other financial instruments, transaction costs are capitalized on initial recognition and amortized using the effective interest method of amortization.
Financial assets and financial liabilities held-for-trading will be measured at fair value with gains and losses recognized in Net Income. Available-for-sale financial assets will be measured at fair value with unrealized gains and losses including changes in foreign exchange rates being recognized in OCI. Financial assets held-to-maturity, loans and receivables and financial liabilities other than
48     Brookfield Asset Management | Q3 /2007 Interim Report

those held-for-trading will be measured at amortized cost using the effective interest method of amortization. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market will be measured at cost.
Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in financial instruments or other contracts that are not closely related to the host financial instrument or contract. Changes in the fair values of derivative instruments will be recognized in Net Income, except for effective derivatives that are designated as cash flow hedges and hedges of foreign currency exposure of a net investment in a self-sustaining foreign operation not classified as held-for-trading, the fair value change for which will be recognized in OCI.
Section 3855 permits an entity to designate any financial instrument as held-for-trading on initial recognition or adoption of the standard, even if that instrument would not otherwise satisfy the definition of held-for-trading set out in Section 3855. Instruments that are classified as held-for-trading by way of this “fair value option” must have reliably measurable fair values.
Other significant accounting implications arising on adoption of Section 3855 include the initial recognition of certain financial guarantees at fair value on the balance sheet and the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost.
Hedges
Section 3865 specifies the criteria under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item will be adjusted by gains or losses attributable to the hedged risk and recognized in Net Income. The changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, will be offset by changes in the fair value of the hedging derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in OCI. The ineffective portion will be recognized in Net Income. The amounts recognized in AOCl will be reclassified to Net Income in the periods in which Net Income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments will be recognized in OCI and the ineffective portion is recognized in Net Income.
For hedging relationships existing prior to adopting Section 3865 that are continued and qualify for hedge accounting under the new standard, the transition accounting is as follows: (1) Fair value hedges – any gain or loss on the hedging instrument is recognized in the opening balance of retained earnings on transition and the carrying amount of the hedged item is adjusted by the cumulative change in fair value that reflects the designated hedged risk and the adjustment is included in the opening balance of retained earnings on transition; (2) Cash flow hedges and hedges of a net investment in a self-sustaining foreign operation – any gain or loss on the hedging instrument that is determined to be the effective portion is recognized in AOCl and the ineffectiveness in the past periods is included in the opening balance of retained earnings on transition.
Deferred gains or losses on the hedging instrument with respect to hedging relationships that were discontinued prior to the transition date but qualify for hedge accounting under the new standards will be recognized in the carrying amount of the hedged item and amortized to Net Income over the remaining term of the hedged item for fair value hedges, and for cash flow hedges it will be recognized in AOCl and reclassified to Net Income in the same period during which the hedged item affects Net Income. However, for discontinued hedging relationships that do not qualify for hedge accounting under the new standards, the deferred gains and losses are recognized in the opening balance of retained earnings on transition.
Impact of Adopting Sections 1530, 3855, 3861 and 3865
The company recorded a transition adjustment effective January 1, 2007, attributable to the following: (i) an increase of $292 million, net of taxes, to opening retained earnings for financial instruments classified as held-for-trading, which includes embedded derivatives in financial instruments and contracts that were not previously recorded at fair value; (ii) recognition of $185 million, net of taxes, in AOCI related to the unrealized gain on available-for-sale financial instruments and effective cash flow hedges and hedges of a net investment in a self-sustaining foreign operation; (iii) reclassification of $42 million of net foreign currency losses to AOCI, previously classified as the cumulative translation adjustment in Shareholders’ Equity. The impact during the quarter is described in the Consolidated Statement of Comprehensive Income. The impact on Net Income during the period is not significant.
Brookfield Asset Management | Q3 /2007 Interim Report     49

Variability In Variable Interest Entities
On September 15, 2006, the Emerging Issues Committee issued Abstract No. 163, Determining the Variability to be Considered in Applying AcG-15 (EIC-163). This EIC provides additional clarification on how to analyze and consolidate VIEs. EIC-163 was effective for the company on April 1, 2007. The implementation of EIC-163 did not have a material impact to our consolidated financial position or results of operations.
Debt Instruments with Embedded Derivatives
On March 5, 2007, the Emerging Issues Committee issued Abstract No. 164, Convertible and Other Debt Instruments with Embedded Derivatives (EIC-164). The EIC provides guidance on how the issuer should account for and the financial statement presentation of the instrument, embedded derivatives within the hybrid instrument, the future tax aspects of the instrument and how the instrument is to be treated in earnings per share computation. The implementation of EIC-164 did not have a material impact to our consolidated financial position or results of operations.
Assessment and Changes in Internal Control Over Financial Reporting
Management has evaluated the effectiveness of the company’s internal control over financial reporting. Refer to Management’s Report on Internal Control over Financial Reporting. There have been no changes in our internal control over financial reporting during the period ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Brian D. Lawson	Sachin G. Shah
Managing Partner and Chief Financial Officer	Vice President, Finance

November 2, 2007
50     Brookfield Asset Management | Q3 /2007 Interim Report

Consolidated Financial Statements
Consolidated Balance Sheets

	(UNAUDITED)
	September 30	December 31
(MILLIONS)	2007	2006

Assets
Cash and cash equivalents	$2,338	$1,204
Financial assets	1,665	1,665
Investments	967	775
Accounts receivable and other	7,082	5,951
Goodwill	777	669
Operating assets
Property, plant and equipment	30,727	28,082
Securities	2,254	1,711
Loans and notes receivable	663	651

	$46,473	$40,708

Liabilities and shareholders’ equity
Non-recourse borrowings
Property-specific mortgages	$18,288	$17,148
Subsidiary borrowings	4,541	4,153
Corporate borrowings	2,482	1,507
Accounts payable and other liabilities	8,341	6,497
Capital securities	1,577	1,585
Non-controlling interests in net assets	4,046	3,734
Shareholders’ equity
Preferred equity	870	689
Common equity	6,328	5,395

	$46,473	$40,708

Brookfield Asset Management | Q3 /2007 Interim Report      51

Consolidated Statements of Income

	Three Months Ended		Nine Months Ended
UNAUDITED	September 30		September 30
MILLIONS, EXCEPT PER SHARE AMOUNTS	2007	2006	2007	2006

Total revenues	$2,219	$1,405	$6,185	$3,993

Fees earned	96	64	323	187
Revenues less direct operating costs
Property	390	380	1,437	999
Power generation	105	122	463	478
Infrastructure	54	80	257	156
Specialty funds	16	29	137	97

	661	675	2,617	1,917
Investment and other income	248	180	520	354

	909	855	3,137	2,271

Expenses
Interest	454	291	1,276	765
Current income taxes	(6)	23	40	74
Asset management and other operating costs	108	70	323	225
Non-controlling interests in net income before the following	103	108	512	326

	250	363	986	881

Other items
Equity accounted losses from investments	—	(7)	(68)	(26)
Depreciation and amortization	(250)	(136)	(740)	(367)
Other provisions	(33)	4	(17)	94
Future income taxes	11	(49)	(123)	(206)
Non-controlling interests in the foregoing items	115	70	403	183

Net income	$93	$245	$441	$559

Net income per common share [1]
Diluted	$0.13	$0.40	$0.68	$0.89
Basic	$0.13	$0.41	$0.70	$0.92

1	Adjusted to reflect three-for-two stock split
52       Brookfield Asset Management | Q3 /2007 Interim Report

Consolidated Statements of Retained Earnings

	Three Months Ended		Nine Months Ended
UNAUDITED	September 30		September 30
(MILLIONS)	2007	2006	2007	2006

Retained earnings
Balance, beginning of period	$4,696	$3,517	$4,222	$3,321
Change in accounting policy [1]	—	—	292	—
Net income	93	245	441	559
Preferred equity issue costs	—	—	(6)	—
Shareholder distributions – Preferred equity	(13)	(7)	(32)	(27)
– Common equity	(73)	(61)	(202)	(159)
Amount paid in excess of the book value of common shares purchased for cancellation	(87)	—	(99)	—

Balance, end of period	$4,616	$3,694	$4,616	$3,694

1	Refer to Note 1 for impact of new accounting policies related to financial instruments
Consolidated Statements of Comprehensive Income 1

	Three Months Ended		Nine Months Ended
UNAUDITED	September 30		September 30
(MILLIONS)	2007	2006	2007	2006

Net income	$93	$245	$441	$559

Other comprehensive income (loss)
Foreign currency translation	331	1	509	8
Available-for-sale securities	(104)	—	(5)	—
Derivative instruments designated as cash flow hedges	(158)	—	(159)	—
Future income taxes	30	—	23	—

	99	1	368	8

Comprehensive income	$192	$246	$809	$567

1	Refer to Note 1 for impact of new accounting policies related to financial instruments
Accumulated Other Comprehensive Income 1

	Three Months Ended	Nine Months Ended
UNAUDITED	September 30	September 30
(MILLIONS)	2007	2007

Balance, beginning of period	$412	$—
Transition adjustment – January 1, 2007	—	143
Other comprehensive income	99	368

Balance, end of period	$511	$511

1	Refer to Note 1 for impact of new accounting policies related to financial instruments
Brookfield Asset Management | Q3 /2007 Interim Report      53

Consolidated Statements of Cash Flows

	Three Months Ended		Nine Months Ended
UNAUDITED	September 30		September 30
(MILLIONS)	2007	2006	2007	2006

Operating activities
Net income	$93	$245	$441	$559
Adjusted for the following non-cash items
Depreciation and amortization	250	136	740	367
Future income taxes and other provisions	22	45	140	112
Non-controlling interest in non-cash items	(115)	(70)	(403)	(183)
Excess of equity income over dividends received	5	12	83	87

	255	368	1,001	942
Net change in non-cash working capital balances and other	500	(415)	183	(479)
Undistributed non-controlling interests in cash flow	61	73	350	206

	816	26	1,534	669

Financing activities
Corporate borrowings, net of repayments	552	(144)	907	(2)
Property-specific mortgages, net of repayments	819	1,107	1,707	1,731
Other debt of subsidiaries, net of repayments	(84)	28	210	(76)
Capital provided by non-controlling interests	55	32	200	888
Capital securities redemption	(118)	—	(225)	—
Corporate preferred equity issuance	—	—	181	—
Common shares and equivalents repurchased, net of issuances	(120)	5	(118)	10
Common shares of subsidiaries repurchased, net of issuances	(49)	(1)	(70)	(36)
Shareholder distributions	(86)	(68)	(234)	(186)

	969	959	2,558	2,329

Investing activities
Investment in or sale of operating assets, net
Property	(653)	(621)	(847)	(1,045)
Power generation	(201)	(202)	(366)	(611)
Infrastructure	(37)	(16)	(1,668)	(1,738)
Securities and loans	149	(175)	21	(445)
Financial assets	138	78	104	631
Other property, plant and equipment	(39)	6	(50)	(10)
Investments	(139)	(4)	(152)	(4)

	(782)	(934)	(2,958)	(3,222)

Cash and cash equivalents
Increase (decrease)	1,003	51	1,134	(224)
Balance, beginning of period	1,335	676	1,204	951

Balance, end of period	$2,338	$727	$2,338	$727

54       Brookfield Asset Management | Q3 /2007 Interim Report

Notes to Consolidated Financial Statement – Unaudited
The interim financial statements should be read in conjunction with the most recently issued Annual Report of Brookfield Asset Management Inc. (the “company”), which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies and practices were presented as Note 1 to the Consolidated Financial Statements included in that Report, and have been consistently applied in the preparation of these interim financial statements, except as described below.
The interim financial statements are unaudited. Financial information in this Report reflects any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with Canadian generally accepted accounting principles (“GAAP”).
The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been reclassified to conform to the current period’s presentation.
1. CHANGES IN ACCOUNTING POLICIES
In 2005, the CICA issued four new accounting standards: Handbook Section 1530, Comprehensive Income (Section 1530), Handbook Section 3855, Financial Instruments – Recognition and Measurement (Section 3855), Handbook Section 3865, Hedges (Section 3865) and Handbook Section 3861, Financial Instruments – Disclosure and Presentation (Section 3861), which provides disclosure and presentation requirements related to the aforementioned standards. These new standards became effective for the company on January 1, 2007.
Comprehensive Income
Section 1530 introduces Comprehensive Income and represents changes in Shareholders’ Equity during a period arising from transactions and other events with non-owner sources. Other Comprehensive Income (OCI) includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, unrealized gains and losses on derivatives designated to hedge self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. The Interim Consolidated Financial Statements include a Statement of Comprehensive Income. Accumulated Other Comprehensive Income (AOCI), is presented as a new category of Shareholders’ Equity in the Consolidated Balance Sheet.
Financial Instruments – Recognition and Measurement
Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities including derivatives be recognized on the balance sheet when we become a party to the contractual provisions of the financial instrument or a non-financial derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related-party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities. Transaction costs related to trading financial assets or liabilities are expensed as incurred. For other financial instruments, transaction costs are capitalized on initial recognition and amortized using the effective interest method of amortization.
Financial assets and financial liabilities held-for-trading will be measured at fair value with gains and losses recognized in Net Income. Available-for-sale financial assets will be measured at fair value with unrealized gains and losses including changes in foreign exchange rates being recognized in OCI. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading will be measured at amortized cost using the effective interest method of amortization. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market will be measured at cost.
Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in financial instruments or other contracts that are not closely related to the host financial instrument or contract. Changes in the fair values of derivative instruments will be recognized in Net Income, except for effective derivatives that are designated as cash flow hedges and hedges of foreign currency exposure of a net investment in a self-sustaining foreign operation not classified as held-for-trading, the fair value change for which will be recognized in OCI.
Brookfield Asset Management | Q3 /2007 Interim Report       55

Section 3855 permits an entity to designate any financial instrument as held-for-trading on initial recognition or adoption of the standard, even if that instrument would not otherwise satisfy the definition of held-for-trading set out in Section 3855. Instruments that are classified as held-for-trading by way of this “fair value option” must have reliably measurable fair values.
Other significant accounting implications arising on adoption of Section 3855 include the initial recognition of certain financial guarantees at fair value on the balance sheet and the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost.
Hedges
Section 3865 specifies the criteria under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item will be adjusted by gains or losses attributable to the hedged risk and recognized in Net Income. The changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, will be offset by changes in the fair value of the hedging derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in OCI. The ineffective portion will be recognized in Net Income. The amounts recognized in AOCl will be reclassified to Net Income in the periods in which Net Income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments will be recognized in OCI and the ineffective portion is recognized in Net Income.
For hedging relationships existing prior to adopting Section 3865 that are continued and qualify for hedge accounting under the new standard, the transition accounting is as follows: (1) Fair value hedges – any gain or loss on the hedging instrument is recognized in the opening balance of retained earnings on transition and the carrying amount of the hedged item is adjusted by the cumulative change in fair value that reflects the designated hedged risk and the adjustment is included in the opening balance of retained earnings on transition; (2) Cash flow hedges and hedges of a net investment in a self-sustaining foreign operation – any gain or loss on the hedging instrument that is determined to be the effective portion is recognized in AOCl and the ineffectiveness in the past periods is included in the opening balance of retained earnings on transition.
Deferred gains or losses on the hedging instrument with respect to hedging relationships that were discontinued prior to the transition date but qualify for hedge accounting under the new standards will be recognized in the carrying amount of the hedged item and amortized to Net Income over the remaining term of the hedged item for fair value hedges, and for cash flow hedges it will be recognized in AOCl and reclassified to Net Income in the same period during which the hedged item affects Net Income. However, for discontinued hedging relationships that do not qualify for hedge accounting under the new standards, the deferred gains and losses are recognized in the opening balance of retained earnings on transition.
Impact of adopting Sections 1530, 3855, 3861 and 3865
The company recorded a transition adjustment effective January 1, 2007, attributable to the following: (i) an increase of $292 million, net of taxes, to opening retained earnings for financial instruments classified as held-for-trading, which includes embedded derivatives in financial instruments and contracts that were not previously recorded at fair value; (ii) recognition of $185 million, net of taxes, in AOCI related to the unrealized gain on available-for-sale financial instruments and effective cash flow hedges and hedges of a net investment in a self-sustaining foreign operation; (iii) reclassification of $42 million of net foreign currency losses to AOCI, previously classified as the cumulative translation adjustment in Shareholders’ Equity. The impact during the quarter is described in the Consolidated Statement of Comprehensive Income. The impact on Net Income during the period is not significant.
Variability In Variable Interest Entities
On September 15, 2006, the Emerging Issues Committee issued Abstract No. 163, Determining the Variability to be Considered in Applying AcG-15 (EIC-163). This EIC provides additional clarification on how to analyze and consolidate VIEs. EIC-163 was effective for the company on April 1, 2007. The implementation of EIC-163 did not have a material impact to our consolidated financial position or results of operations.
56       Brookfield Asset Management | Q3 /2007 Interim Report

Debt Instruments with Embedded Derivatives
On March 5, 2007, the Emerging Issues Committee issued Abstract No. 164, Convertible and Other Debt Instruments with Embedded Derivatives (EIC-164). The EIC provides guidance on how the issuer should account for and the financial statement presentation of the instrument, embedded derivatives within the hybrid instrument, the future tax aspects of the instrument and how the instrument is to be treated in earnings per share computation. The implementation of EIC-164 did not have a material impact to our consolidated financial position or results of operations.
2. FAIR VALUES OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or asking prices, as appropriate, in the most advantageous active market for that instrument to which we have immediate access. Where bid and ask prices are unavailable, we use the closing price of the most recent transaction of that instrument. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, we look primarily to external readily observable market inputs including factors such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. In limited circumstances, we use input parameters that are not based on observable market data and we believe that using possible alternative assumptions will not result in significantly different fair values.
Fair value of financial instruments
As described in Note 1, financial instruments classified or designated as held-for-trading and available-for-sale are typically carried at fair value on the Consolidated Balance Sheet. Equity instruments classified as available-for-sale that do not have a quoted market price from an active market are carried at cost. Any changes in the fair values of financial instruments classified as held-for-trading or available-for-sale are recognized in Net Income or OCI, respectively. The cumulative changes in the fair values of available-for-sale securities previously recognized in AOCI are reclassified to Net Income when the underlying security is either sold or there is a decline in value that is considered to be other-than-temporary. During the three months ended September 30, 2007, $100 million of deferred gains previously recognized in AOCI was reclassified to Net Income due to the sale of available-for-sale securities.
Available-for-sale securities measured at fair value or cost are assessed for impairment at each reporting date. As at September 30, 2007, unrealized losses embedded within available-for-sale securities measured at fair value amounted to $58 million. Unrealized gains and losses for debt securities are primarily due to changing interest rates and for equity securities, are due to changes in market prices, foreign exchange movements, or because the investee is in the early years of its business cycle. As at September 30, 2007, the company did not consider any investments to be other-than temporarily impaired, as we have the ability and intent to hold them until the fair value recovers.
For the quarter ended September 30, 2007, pre-tax unrealized losses of $162 million and $104 million were recorded with respect to financial instruments classified as held-for-trading or available-for-sale, respectively.
Hedging activities
The company uses derivatives and non-derivative financial instruments to manage our exposures to interest, currency, credit and other market risks. When derivatives are used to manage exposures, the company determines for each derivative whether hedge accounting can be applied. Where hedge accounting can be applied, a hedge relationship is designated as a fair value hedge, a cash flow hedge or a hedge of foreign currency exposure of a net investment in a self-sustaining foreign operation. The derivative must be highly effective in accomplishing the objective of offsetting either changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.
Brookfield Asset Management | Q3 /2007 Interim Report      57

Cash flow hedge
The company uses energy derivative contracts primarily to hedge the sale of power, interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability, and equity derivatives to hedge our long-term compensation arrangements. All components of each derivative’s change in fair value have been included in the assessment of cash flow hedge effectiveness. For the quarter ended September 30, 2007, pre-tax net unrealized losses of $45 million were recorded in OCI for the effective portion of the cash flow hedges.
Net investment hedge
The company uses foreign exchange contracts to manage our foreign currency exposures to net investments in self-sustaining foreign operations having a functional currency other than the U.S. dollar. For the quarter ended September 30, 2007, unrealized pre-tax net losses of $113 million were recorded in OCI for the effective portion of hedges of our net investment in foreign operations.
3. FUTURE ACCOUNTING POLICIES
Financial Instruments – Disclosures and Presentation
On December 1, 2006, the CICA issued two new accounting standards, Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation. These standards replace Section 3861, Financial Instruments – Disclosure and Presentation and enhance the disclosure of the nature and extent of risks arising from financial instruments and how the entity manages those risks.
Capital Disclosures
On December 1, 2006, the CICA issued Section 1535, Capital Disclosures. Section 1535 requires the disclosure of (i) an entity’s objectives, policies and process for managing capital; (ii) quantitative data about an entity’s managed capital; (iii) whether an entity has complied with capital requirements; and (iv) if an entity has not complied with such capital requirements, the consequences of such non-compliance.
4. ACQUISITIONS
On April 20, 2007, the company completed the acquisition of Longview Fibre Company for approximately $2.3 billion including assumed debt and recorded approximately $591 million of goodwill. With this transaction, the company has acquired 588,000 acres of prime, freehold timberlands in Washington and Oregon and an integrated manufacturing operation that produces specialty papers and containers.
As at September 30, 2007 the following summarized balance sheet has been consolidated into Brookfield’s financial statements:

(MILLIONS)	September 30 , 2007

Assets
Cash, accounts receivable and other	$400
Goodwill	591
Property, plant and equipment	16
Timberlands	1,868

2,875

Liabilities
Accounts payable	139
Property-specifi c borrowings	1,284
Future income tax liability	589

Net assets	$863

58       Brookfield Asset Management | Q3 /2007 Interim Report

5. GUARANTEES AND COMMITMENTS
In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnifi cation and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments under such indemnifi cation agreements.
During the second quarter the company announced that it had reached an agreement with the board of directors of Multiplex Group to make an offer to acquire all of the outstanding equity securities of Multiplex for a total purchase price of A$4.2 billion ($3.7 billion). The company acquired additional equity securities during the third quarter, bringing its interest in Multiplex to 14.99%, and reducing its commitment to A$3.6 billion ($3.2 billion) as at September 30, 2007. The company declared the offer unconditional on October 15, 2007. See Note 9.
6. COMMON EQUITY
The company’s common equity is comprised of the following:

	September 30	December 31	[1]
(MILLIONS)	2007	2006

Class A and B common shares	$1,201	$1,215
Retained earnings	4,616	4,222
Accumulated other comprehensive income	511	—
Cumulative translation adjustment	—	(42)

Common equity	$6,328	$5,395

SHARES OUTSTANDING (MILLIONS)
Class A and B common shares issued	581.0	581.8
Unexercised options	28.5	29.0

Total fully diluted common shares	609.5	610.8

1	Share numbers adjusted to reflect three-for-two stock split
The holders of Class A Limited Voting Shares and Class B Limited Voting Shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. With respect to the Class A and Class B common shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of common stock share equally, on a pro rata basis in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of common stock is diluted.
7. STOCK-BASED COMPENSATION
The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date.
During the first nine months of 2007, the company granted 3.4 million stock options at an average exercise price of $33.27 (C$38.86) per share, which was equal to the market price at the close of business on the day prior to the grant date. The compensation expense was calculated using the Black-Scholes method of valuation, assuming a 7.5 year term, 22% volatility, a weighted average expected dividend yield of 1.2% annually and an interest rate of 4.0%.
Brookfield Asset Management | Q3 /2007 Interim Report      59

8. SEGMENTED AND OTHER INFORMATION
Revenue and assets by geographic segments are as follows:

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(UNAUDITED)	Sept. 30, 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006	Sept. 30, 2007	Dec. 31, 2006
(MILLIONS)	Revenue	Revenue	Revenue	Revenue	Assets	Assets

United States	$1,111	$490	$3,068	$1,712	$28,965	$23,618
Canada	836	696	2,368	1,655	11,342	10,111
International	272	219	749	626	6,166	6,979

	$2,219	$1,405	$6,185	$3,993	$46,473	$40,708

Revenue, net income and assets by reportable segments are as follows:

	Operations
	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
	Sept. 30, 2007		Sept. 30, 2006		Sept. 30, 2007		Sept. 30, 2006		Assets
UNAUDITED		Net		Net		Net		Net	Sept. 30	Dec. 31
(MILLIONS)	Revenue	Income	Revenue	Income	Revenue	Income	Revenue	Income	2007	2006

Property	$999	$13	$710	$41	$2,832	$138	$2,091	$103	$24,890	$22,144
Power generation	197	5	177	30	722	98	665	178	6,592	5,390
Infrastructure	190	(9)	130	7	499	4	263	47	4,243	4,333
Specialty Funds	273	19	85	19	1,030	184	245	95	1,958	1,797
Cash, financial assets and other	560	65	303	148	1,102	17	729	136	8,790	7,044

Total	$2,219	$93	$1,405	$245	$6,185	$441	$3,993	$559	$46,473	$40,708

Cash taxes paid for the nine month period were $52 million (2006 – $78 million) and are included in other cash expenses. Cash interest paid totalled $1,175 million (2006 – $690 million).
9. SUBSEQUENT EVENTS
The company announced on October 15, 2007 that its offer to acquire all of the outstanding equity securities of Multiplex was unconditional. The company increased its interest in Multiplex to 97% interest as of November 2, 2007, representing a cash investment since September 30, 2007 of A$3.5 billion. See Note 5.
On October 31, 2007, the company sold its 23% equity interest in Stelco to U.S. Steel for aggregate proceeds of approximately $262 million.
On October 31, 2007, the company sold a number of seats on a major Brazilian stock exchange, which were converted into common shares and monetized for proceeds approximating $160 million.
60       Brookfield Asset Management | Q3 /2007 Interim Report

Shareholder Information
Shareholder Enquiries
Shareholder enquiries are welcomed and should be directed to Denis Couture, Senior Vice-President, Investor Relations and Corporate and International Affairs at 416-956-5189 or dcouture@brookfield.com. Alternatively shareholders may contact the company at the following location:
Brookfield Asset Management Inc.
Suite 300, Brookfield Place, Box 762, 181 Bay Street
Toronto, Ontario M5J 2T3
Telephone: 416-363-9491
Facsimile: 416-365-9642
Web Site: www.brookfield.com
E-Mail: enquiries@brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Telephone: 416-643-5500 or
                 1-800-387-0825 (Toll free throughout North America)
Facsimile:   416-643-5501
Web Site: www.cibcmellon.com
Investor Relations and Communications
We are committed to informing our shareholders of our progress through a comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and press releases for material information. We also maintain a web site that provides ready access to these materials, as well as statutory filings, stock and dividend information and web archived events. Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions at any time. Management is also available to investment analysts, financial advisors and media to ensure that accurate information is available to investors. All materials distributed at any of these meetings are posted on the company’s web site.
The text of the company’s 2006 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.
Dividend Reinvestment Plan
Registered holders of Class A Common Shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A Common Shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.
The Dividend Reinvestment Plan allows current shareholders to acquire additional shares in the company without payment of commissions. Further details on the Plan and a Participation Form can be obtained from our administrative head office, our transfer agent or from our web site.
Stock Exchange Listings

	Outstanding at September 30, 2007	Symbol	Stock Exchange

Class A Common Shares	580,890,329[1]	BAM, BAM.A	New York, Toronto
Class A Preference Shares
Series 2	10,465,100	BAM.PR.B	Toronto
Series 4	4,000,000	BAM.PR.C	Toronto
Series 8	1,805,948	BAM.PR.E	Toronto
Series 9	6,194,052	BAM.PR.G	Toronto
Series 10	10,000,000	BAM.PR.H	Toronto
Series 11	4,032,401	BAM.PR.I	Toronto
Series 12	7,000,000	BAM.PR.J	Toronto
Series 13	9,999,000	BAM.PR.K	Toronto
Series 14	665,000	BAM.PR.L	Toronto
Series 17	8,000,000	BAM.PR.M	Toronto
Series 18	8,000,000	BAM.PR.N	Toronto

1	Following the three-for-two stock split implemented in June 2007
Dividend Record and Payment Dates

	Record Date	Payment Date

Class A Common Shares [1]	First day of February, May, August and November	Last day of February, May, August and November
Class A Preference Shares [1]
Series 2, 4, 10, 11, 12, 13, 17 and 18	15th day of March, June, September and December	Last day of March, June, September, and December
Series 8 and 14	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November

1	All dividend payments are subject to declaration by the Board of Directors
Brookfield Asset Management | Q3 /2007 Interim Report       61

PRINCIPAL OFFICES
www.brookfield.com

New York – United States	Toronto – Canada	London – United Kingdom	São Paulo – Brazil
Three World Financial Center	Brookfield Place	20 Canada Square	Brascan Century Plaza
200 Vesey Street, 11th Floor	Suite 300, Bay Wellington Tower	Canary Wharf	Rua Joaquim Floriano, 466
New York, New York	181 Bay Street, Box 762	London E14 5NN	Edificio Corporate,10°Andar,
10281-0221	Toronto, Ontario M5J 2T3	T 44 (0) 20-7078-0220	Conjunto 1004
T 212-417-7000	T 416-363-9491	F 44 (0) 20-7078-0221	São Paulo, SP Brasil
F 212-417-7196	F 416-365-9642		CEP: 04534-002
T 55 (11) 3707-6744
F 55 (11) 3707-6751

Sydney — Australia	Beijing – China	Hong Kong	Dubai — UAE
Level 1	Beijing Kerry Center	Lippo Centre, Tower Two	Level 12, Al Attar Business Tower
1 Kent Street	North Tower, 3rd Floor	26/F, 2601	Sheikh Zayed Road
Sydney, NSW 2000	1 Guanghua Road	89 Queensway, Hong Kong	Dubai UAE
T 62-2-9256-5000	Chao Yang District	T 852-2810-4538	T 971-4-3158-500
F 62-2-9256-5001	Beijing, PRC, 100020	F 852-2810-7083	F 971-4-3158-600
T 8610-8529-8858
F 8610-8529-8859

Brookfield Asset Management Inc. www.brookfield.com NYSE/TSX: BAM